The information in this preliminary prospectus supplement is not complete and may be changed. This preliminary prospectus supplement is not an offer to sell or the solicitation of an offer to buy these securities in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED May 31, 2007

Filed pursuant to Rule 424(b)(3)

Registration No. 333-125886

PRELIMINARY PROSPECTUS SUPPLEMENT	(TO PROSPECTUS DATED JULY 25, 2005)

Regency Centers, L.P.

$

            % Notes due 2017

Guaranteed as to the Payment of Principal and Interest by

REGENCY CENTERS CORPORATION

Regency Centers, L.P. (the operating partnership through which Regency Centers Corporation conducts its operations) will pay interest on the notes on June 15 and December 15 of each year. The first interest payment will be on December 15, 2007. The notes will be issued only in denominations of $1,000 and integral multiples of $1,000.

We may redeem some or all of the notes at any time at a redemption price equal to the principal amount of the notes to be redeemed plus a Make-Whole Amount. The Make-Whole Amount will be equal to the excess of (1) the present value of the notes being redeemed and of the interest Regency Centers, L.P. would have paid on the notes being redeemed over (2) the aggregate principal amount of notes being redeemed, determined using a discount rate of             % plus the average of the most recently published treasury rates for the maturity comparable to the notes being redeemed.

Regency Centers Corporation, the general partner of Regency Centers, L.P., will guarantee the payment of principal and interest on the notes. The notes will mature on June 15, 2017.

See “Risk Factors” beginning on page 3 of the accompanying prospectus for a discussion of certain risks that you should consider in connection with an investment in the notes.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the notes or determined that this prospectus supplement or the accompanying prospectus is accurate or complete. Any representation to the contrary is a criminal offense.

Per Note	Total
Public offering price(1)%	$
Underwriting discount %	$
Proceeds to Regency Centers, L.P. (before expenses)%	$

(1)	Plus accrued interest, if settlement occurs after June , 2007.

The notes will not be listed on any securities exchange. Currently, there is no public market for the notes.

We expect that delivery of the notes will be made to investors on or about June     , 2007.

Joint Bookrunning Managers

JPMorgan	Wachovia Securities

The date of this prospectus supplement is                  , 2007.

No person is authorized to give any information or to make any representations other than those contained or incorporated by reference in this prospectus supplement or the accompanying prospectus and, if given or made, such information or representations must not be relied upon as having been authorized. This prospectus supplement and the accompanying prospectus do not constitute an offer to sell or the solicitation of an offer to buy any securities other than the securities described in this prospectus supplement or an offer to sell or the solicitation of an offer to buy such securities in any circumstances in which such offer or solicitation is unlawful. Neither the delivery of this prospectus supplement or the accompanying prospectus, nor any sale made hereunder and thereunder, shall under any circumstances create any implication that there has been no change in the affairs of Regency Centers, L.P. or Regency Centers Corporation since the date of this prospectus supplement or the accompanying prospectus, or that the information contained or incorporated by reference herein or therein is correct as of any time subsequent to the date of such information.

i

WHERE YOU CAN FIND MORE INFORMATION

We and our general partner are subject to the informational requirements of the Securities Exchange Act of 1934, as amended, or the Exchange Act, and the rules and regulations thereunder, and in accordance therewith, we file periodic reports, and our general partner files periodic reports, proxy and other information statements, with the Securities and Exchange Commission, referred to in this prospectus supplement as the SEC. All reports, proxy and informational statements, and the other information that we or our general partner files with the SEC, may be inspected and copied at the Public Reference Room maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the Public Reference Room. Our SEC filings and the SEC filings of our general partner are also available to the public from the SEC’s web site at www.sec.gov and our web site at www.regencycenters.com. Information on our web site is not incorporated by reference in this prospectus supplement.

This prospectus supplement and the accompanying prospectus are part of a registration statement we filed with the SEC. The SEC allows us to “incorporate by reference” the information we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus supplement and the accompanying prospectus, and later information that we file with the SEC will automatically update and supersede this information.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

This prospectus supplement and the accompanying prospectus incorporate by reference information we and our general partner have filed with the SEC. The information incorporated by reference is considered to be part of this prospectus supplement and the accompanying prospectus and later information that we file with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings made with the SEC under Section 13(a), 13(c), 14, or 15(d) of the Exchange Act until we sell all of the notes (other than information in documents that is deemed not to be filed):

•	Our annual report on Form 10-K for the year ended December 31, 2006;

•	Our general partner’s annual report on Form 10-K for the year ended December 31, 2006;

•	Our quarterly report on Form 10-Q for the quarter ended March 31, 2007;

•	Our general partner’s quarterly report on Form 10-Q for the quarter ended March 31, 2007;

•	Our current report on Form 8-K filed February 15, 2007; and

•	Our general partner’s current report on Form 8-K filed February 15, 2007.

You may request a copy of these filings, at no cost, by writing or telephoning us at the following address:

Ms. Diane Ortolano

Shareholder Communications

Regency Centers Corporation

One Independent Drive, Suite 114

Jacksonville, Florida 32202

(904) 598-7727

When we say “we”, “our”, “us” or “Regency Centers”, we mean Regency Centers, L.P. When we say “Regency”, we mean Regency Centers Corporation, our general partner and its consolidated subsidiaries, except where we make it clear that we mean only the parent company. When we say “you”, without any further specification, we mean any party to whom this prospectus supplement is delivered, including a holder in street name.

FORWARD-LOOKING INFORMATION

The statements contained or incorporated by reference in this prospectus supplement and the accompanying prospectus that are not historical facts are forward-looking statements and, with respect to Regency Centers Corporation, within Section 27A of the Securities Act of 1933, or the Securities Act, and Section 21E of the Exchange Act. These forward-looking statements are based on current expectations, estimates and projections about the industry and markets in which Regency Centers operates, management’s beliefs and assumptions made by management. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “estimates,” “should” and similar expressions are intended to identify forward-looking statements. Such statements involve known and unknown risks, uncertainties and other factors, including those identified under the caption “Risk Factors” in the accompanying prospectus and in the periodic reports that we and our general partner file with the SEC, that may cause actual results to be materially different from any future results expressed or implied by such forward-looking statements. You should not place undue reliance on these forward-looking statements, which speak only as of the date of this prospectus supplement.

REGENCY CENTERS, L.P. AND OUR GENERAL PARTNER

We are a limited partnership which owns, operates and develops retail shopping centers throughout the United States. We are the entity through which Regency Centers Corporation, our general partner, owns and operates its properties. Regency Centers Corporation will unconditionally guarantee the payment of the notes. Regency Centers Corporation is a real estate investment trust whose common stock is traded on the New York Stock Exchange. Our general partner owned approximately 99% of our common partnership interests as of March 31, 2007.

Our general partner is also a guarantor of our:

•	$600 million unsecured line of credit,

•	$50 million 7.75% notes due April 1, 2009,

•	$150 million 8.45% notes due September 1, 2010,

•	$10 million 8.00% notes due December 15, 2010,

•	$220 million 7.95% notes due January 15, 2011,

•	$20 million 7.25% notes due December 12, 2011,

•	$250 million 6.75% notes due January 15, 2012,

•	$150 million 4.95% notes due April 15, 2014, and

•	$350 million 5.25% notes due August 1, 2015.

USE OF PROCEEDS

Net proceeds of this offering, after deducting underwriting discounts and estimated expenses of this offering, are expected to be approximately $            . We intend to use these net proceeds to repay outstanding indebtedness under our line of credit. Our line of credit matures on February 11, 2011 and currently bears interest at a rate of 55 basis points over LIBOR, which as of May 25, 2007 was 5.91%. Affiliates of certain of the underwriters are lenders under our line of credit and will receive payments when we repay the outstanding indebtedness under our line of credit from the proceeds of this offering. See “Underwriting.”

CONSOLIDATED RATIOS OF EARNINGS TO FIXED CHARGES

The following table shows our consolidated ratio of earnings to fixed charges for the periods indicated:

	For the three months ended March 31,				For the year ended December 31,
	2007		2006		2006		2005		2004		2003		2002
Ratio of earnings to fixed charges(1)	2.6	x	2.3	x	2.3	x	2.1	x	2.1	x	1.8	x	1.5	x

(1)	The consolidated ratio of earnings to fixed charges is computed by dividing earnings by fixed charges. The term “fixed charges” for our company includes the sum of the following: (a) interest expensed and capitalized, (b) amortized premiums, discounts and capitalized expenses related to indebtedness and (c) dividends paid on our preferred units and Regency Centers Corporation’s preferred stock. The term “earnings” for our company is the amount resulting from adding (a) income from continuing operations before adjustment for minority interests in consolidated subsidiaries, (b) fixed charges and (c) cash distributed by equity investees; then subtracting from the total of added items (i) capitalized interest, (ii) dividends paid on our preferred units and Regency Centers Corporation’s preferred stock and (iii) equity in income of investments in real estate partnerships.

CAPITALIZATION

The following table sets forth our capitalization as of March 31, 2007, as adjusted to give effect to the offering and application of the net proceeds of the offering to repay outstanding indebtedness under our line of credit. The capitalization table should be read in conjunction with our consolidated financial statements and the related notes incorporated by reference in this prospectus supplement and the accompanying prospectus.

	March 31, 2007
	Actual	As Adjusted
	(in thousands)
Debt:
Notes payable	$1,438,932		$1,438,932
Notes offered hereby	—
Unsecured line of credit(1)	236,000		—

Total debt	1,674,932
Limited partners’ interest in consolidated partnerships	14,613		14,613
Partners’ capital:
Cumulative redeemable preferred units(2)	49,158		49,158
Preferred units of general partner	275,000		275,000
Operating partnership units	1,611,260		1,611,260
Accumulated other comprehensive income (loss)	(10,799)		(10,799)

Total partners’ capital	1,924,619		1,924,619

Total capitalization	$3,614,164	$

(1)	It is assumed that the balance of $236 million on the line of credit as of March 31, 2007 will be paid in full. As of May 29, 2007, the outstanding balance on our line of credit was approximately $385 million. The increase in the balance is the result of incurring development and acquisition costs since March 31, 2007. We intend to apply the net proceeds of the offering to repay outstanding balances under our line of credit and, after giving effect to this repayment, the outstanding balance under our line of credit is expected to be approximately $ million. See “Use of Proceeds”.
(2)	These units are redeemable at our option beginning September 29, 2009.

DESCRIPTION OF THE NOTES

We will issue the notes as a separate series of debt securities under an indenture, dated as of December 5, 2001, as supplemented by the First Supplemental Indenture, to be dated as of June         , 2007, among ourselves, Regency Centers Corporation, our general partner, and U.S. Bank National Association, as successor to Wachovia Bank, National Association (formerly known as First Union National Bank), as trustee. When we refer to the indenture, we include all supplements and amendments to the indenture. The terms of the notes include those stated in the indenture and those made part of the indenture by reference to the Trust Indenture Act of 1939, as amended. We have filed a copy of the indenture as an exhibit to our annual report on Form 10-K for the year ended December 31, 2006.

The following description of the specific terms of the notes being offered hereby supplements, and, to the extent inconsistent, replaces, the description of the general terms and provisions of the notes described in the accompanying prospectus under “Description of the Notes” beginning on page 9. The summary in the accompanying prospectus under “Description of the Notes,” as supplemented by the following, sets forth the material terms and provisions of the notes and the indenture and First Supplemental Indenture governing the notes. Capitalized terms not otherwise defined in this section have the meanings given to them in the notes and in the indenture.

General

The notes will be:

•	unsecured and unsubordinated debt of Regency Centers, L.P. and will rank on a parity with all our existing and future unsecured and unsubordinated debt;

•	guaranteed as to the payment of principal and interest by Regency Centers Corporation;
•	effectively subordinated to the prior claims of creditors under any secured debt we incur in the future and effectively subordinated to all liabilities of our subsidiaries; and

•	issued in book-entry form only.

We may from time to time, without the consent of existing holders, create and issue further notes having the same terms and conditions as the notes being offered hereby in all respects, except for the issue date, the issue price and, if applicable, the first interest payment on the notes. Additional notes issued in this manner will be consolidated with and will form a single series with the previously outstanding notes of like tenor.

Except as described under “Description of the Notes—Merger, Consolidation or Sale” and “—Covenants” in the accompanying prospectus and “—Certain Covenants” below, the indenture does not contain any other provisions that would afford holders of the notes protection in the event of:

•	a highly leveraged or similar transaction involving us or any affiliate of us;

•	a change of control; or

•	a reorganization, restructuring, merger or similar transaction involving us that may adversely affect the holders of the notes.

Subject to limitations set forth under “—Merger, Consolidation or Sale” and “—Certain Covenants” below or under “Description of the Notes—Merger, Consolidation or Sale” and “—Covenants” in the accompanying prospectus, we may enter into transactions such as the sale of all or substantially all of our assets or a merger or consolidation that would increase the amount of our debt or substantially reduce or eliminate our assets, which may have an adverse effect on our ability to service our debt, including the notes. We have no present intention of engaging in a highly leveraged or similar transaction.

The notes are not subject to repayment at the option of the holders thereof. In addition, the notes will not be entitled to the benefit of any sinking fund.

Principal, Maturity and Interest

We initially will issue $                 aggregate principal amount of notes. We will issue the notes in denominations of $1,000 and integral multiples of $1,000. The notes will mature on June 15, 2017, but are subject to redemption at our option (as described below). We may re-open this series of the notes in the future to issue additional identical notes.

Interest on the notes will accrue at the rate of             % per year and will be payable semi-annually in arrears on June 15 and December 15, commencing on December 15, 2007. We will make each interest payment to the holders of record of these notes on the immediately preceding June 1 and December 1.

Interest on the notes will accrue from the date of original issuance or, if interest has already been paid, from the date it was most recently paid. Interest will be computed on the basis of a 360-day year comprised of twelve 30-day months.

Optional Redemption

We may at any time redeem the notes, in whole or in part, at a redemption price equal to (1) the principal amount thereof, plus accrued and unpaid interest to the redemption date, and (2) the Make-Whole Amount (as defined below), if any.

If notice has been given as provided in the indenture and funds for the redemption of any notes called for redemption have been irrevocably set aside on the redemption date referred to in the notice, such notes will cease to bear interest on the date fixed for redemption. Thereafter, the only right of the holders of such notes will be to receive payment of the redemption price.

We will give notice of any optional redemption to holders, at their registered addresses, at least 30 and not more than 60 days before the date fixed for redemption. The notice of redemption will specify, among other things, the redemption price and the principal amount of the notes to be redeemed. If less than all of the notes are to be redeemed, the trustee shall select which notes are to be redeemed in a manner it deems fair and appropriate.

As used above:

“Make-Whole Amount” means, in connection with any optional redemption or accelerated payment of any notes, the excess, if any, of

•

the aggregate present value as of the date of such redemption or accelerated payment of each dollar of principal being redeemed or paid and the amount of interest (exclusive of interest accrued to the date of redemption or accelerated payment) that would have been payable in respect of each such dollar if such redemption or accelerated payment had not been made, determining by discounting, on a semi-annual basis, such principal and interest at the Reinvestment Rate (determined on the third Business Day preceding the date such notice of redemption is given or declaration of acceleration is made) from the respective dates on which such principal and interest would have been payable if such redemption or accelerated payment had not been made, over

•	the aggregate principal amount of the notes being redeemed or paid.

“Reinvestment Rate” means             % plus the arithmetic mean of the yields under the respective heading “Week Ending” published in the most recent Statistical Release under the caption “Treasury Constant

Maturities” for the maturity (rounded to the nearest month) corresponding to the remaining life to maturity, as of the payment date of the principal being redeemed or paid. If no maturity exactly corresponds to such maturity, yields for the two published maturities most closely corresponding to such maturity shall be calculated pursuant to the immediately preceding sentence and the Reinvestment Rate shall be interpolated or extrapolated from such yields on a straight-line basis, rounding in each of such relevant periods to the nearest month. For the purposes of calculating the Reinvestment Rate, the most recent Statistical Release published prior to the date of determination of the Make-Whole Amount shall be used.

“Statistical Release” means the statistical release designated “H.15(519)” or any successor publication which is published weekly by the Federal Reserve System and which establishes yields on actively traded United States government securities adjusted to constant maturities, or, if such statistical release is not published at the time of any determination under the indenture, then such other reasonably comparable index designated by us.

Certain Covenants

The indenture contains various covenants. See “Description of the Notes—Covenants” beginning on page 14 and “—Events of Default” beginning on page 19, each in the accompanying prospectus. Except as explained below or as may be provided in any supplemental indenture, the covenants contained in the indenture will apply to the notes. Upon issuance of the notes, we will enter into the First Supplemental Indenture with U.S. Bank National Association, as trustee thereunder. The First Supplemental Indenture will contain covenants that apply to the notes as well as any other notes issued from and after June     , 2007. With regard to such notes issued from and after June     , 2007, and not any other notes previously issued under the indenture, the covenants contained in the First Supplemental Indenture replace the covenants that limit our ability to incur debt (see “Description of the Notes—Covenants—Limitation on Indebtedness” beginning on page 14 of the accompanying prospectus) with the covenants described below. The other covenants contained in the indenture apply to the notes as well as any other notes issued on or after June     , 2007.

Limitation on Incurrence of Indebtedness. Neither Regency Centers, L.P. nor any subsidiary will incur any Indebtedness if, immediately after giving effect to the incurrence of the additional Indebtedness and the application of the proceeds of such Indebtedness, the aggregate principal amount of all outstanding Indebtedness of Regency Centers, L.P. and its subsidiaries on a consolidated basis is greater than 65% of our Total Assets.

Limitation on Secured Indebtedness. Neither Regency Centers, L.P. nor any subsidiary will incur any Indebtedness secured by any mortgage, lien, charge, pledge, encumbrance or security interest of any kind upon any property of Regency Centers, L.P. or any subsidiary if, immediately after giving effect to the incurrence of the additional Indebtedness and the application of the proceeds from the Indebtedness, the aggregate principal amount of all outstanding Indebtedness of Regency Centers, L.P. and its subsidiaries on a consolidated basis which is secured by any mortgage, lien, charge, pledge, encumbrance or security interest of any kind upon any property of Regency Centers, L.P. or any subsidiary is greater than 40% of our Total Assets.

Debt Service Coverage. Neither Regency Centers, L.P. nor any subsidiary will incur any Indebtedness if the ratio of Consolidated EBITDA to Annual Service Charge for the four consecutive fiscal quarters most recently ended prior to the incurrence of the additional Indebtedness is less than 1.50 to 1.00 on a pro forma basis after giving effect to the incurrence of the additional Indebtedness and to the application of the net proceeds from that Indebtedness, and calculated on the assumption that:

•

the additional Indebtedness and any other Indebtedness incurred by Regency Centers, L.P. or any subsidiary since the first day of the applicable four-quarter period and the application of the net proceeds of that Indebtedness, including to refinance other indebtedness, had occurred at the beginning of that period;

•

the repayment or retirement of any other Indebtedness repaid or retired by Regency Centers, L.P. or any subsidiary since the first day of that four-quarter period occurred at the beginning of that period, except that in determining the amount of Indebtedness repaid or retired, the amount of Indebtedness under any of our revolving credit facilities will be computed based upon the average daily balance of that Indebtedness during that period;

•

in the case of Acquired Indebtedness or Indebtedness incurred in connection with any acquisition since the first day of the four-quarter period, the related acquisition had occurred as of the first day of that period with the appropriate adjustments to Consolidated EBITDA with respect to the acquisition being included in that pro forma calculation; and

•

in the case of any acquisition or disposition of any asset or group of assets by Regency Centers, L.P. or any subsidiary since the first day of that four quarter period, whether by merger, stock purchase or sale, or asset purchase or sale, the acquisition or disposition or any related repayment of Indebtedness had occurred as of the first day of that period with the appropriate adjustments to Consolidated EBITDA with respect to the acquisition or disposition being included in that pro forma calculation.

Maintenance of Total Unencumbered Assets. Regency Centers, L.P. and its subsidiaries must at all times own Total Unencumbered Assets equal to at least 150% of the aggregate outstanding principal amount of the Unsecured Indebtedness of Regency Centers, L.P. and its subsidiaries on a consolidated basis.

Important Definitions

As used in this prospectus supplement, and in addition to those terms defined elsewhere but not otherwise defined below (see “Description of the Notes—Definitions” beginning on page 17 of the accompanying prospectus):

“Capitalization Rate” means 7.5%.

“Consolidated EBITDA” means, for any period, without duplication, net income or loss, including amounts reported in discontinued operations, excluding net derivative gains or losses and gains or losses on dispositions of real estate investments as reflected in the reports filed by Regency Centers, L.P. and its subsidiaries under the Exchange Act, before deductions, for:

(1)	interest expense;

(2)	provision for taxes based on income;

(3)	depreciation, amortization and all other non-cash items, as we determine in good faith, deducted in arriving at net income or loss;

(4)	extraordinary items;

(5)	non-recurring items, as we determine in good faith, including prepayment penalties; and

(6)	minority interests.

In each case for the relevant period, we will reasonably determine the amounts in accordance with GAAP, except to the extent GAAP is not applicable with respect to the determination of all non-cash and non-recurring items. Consolidated EBITDA will be adjusted, without duplication, to give pro forma effect: (a) in the case of any assets having been placed-in-service or removed from service since the beginning of the period and on or prior to the date of determination, to include or exclude, as the case may be, any Consolidated EBITDA earned or eliminated as a result of the placement of such assets in service or removal of those assets from service as if the placement of those assets in service or removal of those assets from service occurred at the beginning of the period; and (b) in the case of any acquisition or disposition of any asset or group of assets since the beginning of the period and on or prior to the date of determination, including, without limitation, by merger, or share or asset purchase or sale, to include or exclude, as the case may be, any Consolidated EBITDA earned or eliminated as a result of the acquisition or disposition of those assets as if the acquisition or disposition occurred at the beginning of the period.

“Property EBITDA” means, for any period, without duplication, net income or loss, including amounts reported in discontinued operations, excluding net derivative gains or losses and gains or losses on dispositions of real estate investments as reflected in the reports filed by Regency Centers, L.P. and its subsidiaries under the Exchange Act, before deductions for:

(1)	interest expense;

(2)	provision for taxes based on income;

(3)	depreciation, amortization and all other non-cash items, as we determine in good faith, deducted in arriving at net income or loss;

(4)	extraordinary items;

(5)	non-recurring items, as we determine in good faith, including prepayment penalties; and

(6)	minority interests.

In each case for the relevant period, we will reasonably determine the amounts in accordance with GAAP, except to the extent GAAP is not applicable with respect to the determination of all non-cash and non-recurring items. For purposes of this definition, Property EBITDA will not include corporate level general and administrative expenses and other corporate expenses such as land holding costs and pursuit cost write-offs as we determine in good faith.

“Stabilized Property” means (1) with respect to an acquisition of an income producing property, a property becomes stabilized when Regency Centers, L.P. or its subsidiaries have owned the property for at least 4 full quarters and (2) with respect to new construction or development property, a property becomes stabilized 4 full quarters after the earlier of (a) 18 months after substantial completion of construction or development, and (b) the quarter in which the occupancy level of the property is at least 90%.

“Stabilized Property Value” means, as of any date, the aggregate sum of all Property EBITDA for each property of Regency Centers, L.P. or any subsidiary for the prior four quarters and capitalized at the applicable Capitalization Rate; provided, however, that if the value of a particular property calculated in accordance with this definition is less than the undepreciated book value of that property determined in accordance with GAAP, the undepreciated book value shall be used in lieu thereof with respect to that property.

“Total Assets” means, solely for the purposes of the covenants contained in the First Supplemental Indenture, the sum of: (1) for Stabilized Properties, Stabilized Property Value; and (2) for all other assets of Regency Centers, L.P. and its subsidiaries, undepreciated book value as determined in accordance with GAAP.

“Total Unencumbered Assets” means, solely for purposes of the covenants contained in the First Supplemental Indenture, those assets within Total Assets that are not subject to an Encumbrance.

UNDERWRITING

J.P. Morgan Securities Inc. and Wachovia Capital Markets, LLC, acting as joint-book running managers of the offering and acting as representatives of the several underwriters, have entered into an underwriting agreement with respect to the notes with Regency Centers, L.P. and Regency Centers Corporation. Subject to certain conditions, each underwriter has severally agreed to purchase the principal amount of notes indicated in the following table.

Underwriters	Principal Amount of Notes
J.P. Morgan Securities Inc.	$
Wachovia Capital Markets, LLC

Total	$

Notes sold by the underwriters to the public will initially be offered at the initial public offering price set forth on the cover page of this prospectus supplement. Any notes sold by the underwriters to securities dealers may be sold at a discount from the initial public offering price of up to             % of the principal amount of the notes. Any such securities dealers may resell any notes purchased from the underwriters to certain other brokers or dealers at a discount from the initial public offering price of up to             % of the principal amount of the notes. If all the notes are not sold at the initial public offering price, the underwriters may change the offering price and the other selling terms.

The underwriters have represented to us and agreed with us that they have not made and will not make an offer of the notes to the public in any member state of the European Economic Area which has implemented the Prospectus Directive (a “Relevant Member State”) from and including the date on which the Prospectus Directive is implemented in that Relevant Member State (the “Relevant Implementation Date”) prior to the publication of a prospectus in relation to the notes which has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the Prospectus Directive. However, the underwriters may make an offer of the notes to the public in that Relevant Member State at any time on or after the Relevant Implementation Date to:

•	legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, the corporate purpose of which is solely to invest in securities;

•

to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year or (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000 as shown on its last annual or consolidated accounts; or

•	in any other circumstances which do not require the publication by the issuer of a prospectus pursuant to Article 3 of the Prospectus Directive.

For purposes of the above information, the expression an “offer of notes to the public” in relation to any notes in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the notes to be offered so as to enable any investor to decide to purchase or subscribe for the notes, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State, and the expression “Prospectus Directive” means the Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State.

The notes are a new issue of securities with no established trading market. Regency Centers, L.P. has been advised by the underwriters that the underwriters intend to make a market in the notes but are not obligated to do so and may discontinue market making at any time without notice. No assurance can be given as to the liquidity of the trading market for the notes.

In connection with this offering, the underwriters may purchase and sell the notes in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Short sales involve the sale by the underwriters of a greater aggregate principal amount of notes than they are required to purchase in the offering. Stabilizing transactions consist of certain bids or purchases made for the purpose of preventing or retarding a decline in the market price of the notes while the offering is in progress.

The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the underwriters have repurchased notes sold by or for the account of such underwriter in stabilizing or short covering transactions.

These activities by the underwriters may stabilize, maintain or otherwise affect the market price of the notes. As a result, the price of the notes may be higher than the price that otherwise might exist in the open market. If these activities are commenced, they may be discontinued by the underwriters at any time. These transactions may be effected in the over-the-counter market or otherwise.

Regency Centers, L.P. estimates that its share of the total expenses of this offering, excluding underwriting discounts and commissions, will be approximately $            .

Regency Centers, L.P. and Regency Centers Corporation have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act.

In the ordinary course of business, certain of the underwriters and their affiliates have provided, and may in the future provide, investment banking and/or commercial banking services to Regency Centers, L.P. and its affiliates (including with respect to its line of credit) for which they have received, and may in the future receive, customary fees. Affiliates of underwriters in this offering, including J.P. Morgan Securities Inc. and Wachovia Capital Markets, LLC, are lenders under Regency L.P.’s $600 million line of credit. Proceeds of this offering will be used to repay borrowings under such credit facility, and such affiliates will receive proceeds of this offering.

VALIDITY OF NOTES

The validity of the notes offered hereby and the guarantee will be passed upon for Regency Centers, L.P. and Regency Centers Corporation by Foley & Lardner LLP, Jacksonville, Florida. Attorneys with Foley & Lardner LLP representing Regency Centers, L. P. and Regency Centers Corporation with respect to this offering beneficially owned approximately 6,926 shares of common stock of Regency Centers Corporation as of the date of this prospectus supplement. The validity of the notes offered hereby and the guarantee will be passed upon for the underwriters by Sullivan & Cromwell LLP, New York, New York.

EXPERTS

The consolidated financial statements and schedules of Regency Centers, L.P. and Regency Centers Corporation as of December 31, 2006 and 2005, and for each of the years in the three-year period ended December 31, 2006, and management’s assessments of the effectiveness of internal control over financial reporting as of December 31, 2006 have been incorporated by reference herein and in the registration statement in reliance upon the reports of KPMG LLP, independent registered public accounting firm, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

PROSPECTUS

REGENCY CENTERS, L.P.

$420,000,000 Notes

Regency Centers, L.P. may offer from time to time up to $420 million of unsecured notes. We will provide the amount, price and terms of the notes in a prospectus supplement.

The notes will be guaranteed by our general partner, Regency Centers Corporation.

If any agents, underwriters or dealers are involved in the sale of the notes, we will include the names of the agents, underwriters or dealers and their commissions or discounts and the net proceeds we will receive from the sale in a prospectus supplement.

This prospectus may not be used for the sale of notes unless accompanied by a prospectus supplement. You should read this prospectus and any prospectus supplement carefully before you decide to invest.

See “Risk Factors” beginning on page 3 for a discussion of material risks which you should consider before buying notes.

Neither the Securities and Exchange Commission nor any state securities commission or other regulatory body has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is July 25, 2005.

i

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission, or “SEC.” You may read and copy any document we file at the SEC’s public reference rooms in Washington, D.C., New York, New York and Chicago, Illinois. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. Our SEC filings are also available to the public from the SEC’s web site at www.sec.gov. We also maintain a web site at www.regencycenters.com. Information on our website is not incorporated by reference in this prospectus.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

This prospectus is part of a registration statement we filed with the SEC. The SEC allows us to “incorporate by reference” the information we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus, and later information that we file with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings made with the SEC under Sections 13(a), 13(c), 14, or 15(d) of the Securities Exchange Act of 1934 (Commission File No. 000-24763) after the initial filing of the registration statement that contains this prospectus and prior to the time that we sell all the notes covered by this prospectus (other than information in documents that is deemed not to be filed):

•	Our annual report on Form 10-K for the year ended December 31, 2004;

•	Our general partner’s annual report on Form 10-K for the year ended December 31, 2004;

•	Our quarterly report on Form 10-Q for the quarter ended March 31 2005;

•	Our general partner’s quarterly report on Form 10-Q for the quarter ended March 31, 2005;

•	Our current reports on Form 8-K dated March 28, 2005, June 7, 2005 and June 14, 2005; and

•	Our general partner’s current reports on Form 8-K dated February 14, 2005, March 28, 2005, March 30, 2005, June 7, 2005 and June 14, 2005;

You may request a copy of these filings, at no cost, by writing or telephoning us at the following address:

Ms. Diane Ortolano

Shareholder Communications

Regency Centers Corporation

121 W. Forsyth Street, Suite 200

Jacksonville, FL 32202

(904) 598-7727

You should rely only on the information incorporated by reference or provided in this prospectus or any supplement. We have not authorized anyone else to provide you with different information. You should not assume that the information in this prospectus or any supplement is accurate as of any date other than the date on the front of those documents.

When we say “Regency Centers,” “we,” “our,” or “us” we mean Regency Centers, L.P. When we say “Regency” we mean Regency Centers Corporation, our general partner and its consolidated subsidiaries, except where we make it clear that we mean only the parent company. When we say “you,” without any further specification, we mean any party to whom this prospectus is delivered, including a holder in street name.

FORWARD-LOOKING INFORMATION

This prospectus includes and incorporates by reference forward-looking statements. Forward-looking statements are generally identifiable by use of the words “believe,” “expect,” “intend,” “anticipate,” “estimate,” “project” or similar expressions. Forward-looking statements are not guarantees of future performance and involve known and unknown risks and uncertainties that could cause actual results to differ materially from those expressed or implied by such statements. Such risks and uncertainties include, but are not limited to, those described under the caption “Risk Factors” in the accompanying prospectus as well as:

•	changes in national and local economic conditions;

•	financial difficulties of tenants;

•	competitive market conditions, including pricing of acquisitions and sales of properties and out-parcels;

•	changes in expected leasing activity and market rents;

•	timing of acquisitions, development starts and sales of properties and out-parcels;

•	difficulties assimilating the acquisition, through a joint venture, of a 100-property portfolio from California Public Employees Retirement System and an affiliate of First Washington Realty, Inc.;

•	our inability to exercise voting control over the joint ventures through which we own or develop some of our properties;

•	weather;

•	consequences of any armed conflict or terrorist attack against the United States;

•	the ability to obtain governmental approvals; and

•	meeting development schedules.

We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

RISK FACTORS

The following contains a description of the material risks involved in an investment in the notes.

Risk Factors Related to Our Industry and Real Estate Investments

Our revenues and cash flow could be adversely affected by poor market conditions where properties are geographically concentrated.

Our performance depends on the economic conditions in markets in which our properties are concentrated, including Florida, California, Texas, Georgia, Ohio, Illinois, Maryland, Pennsylvania and Virginia Our revenues and cash flow could be adversely affected by this geographic concentration if market conditions, such as an oversupply of space or a reduction in demand for real estate, in these areas become more competitive relative to other geographic areas. Reduced cash flow could adversely affect our ability to repay the notes.

Loss of revenues from major tenants could reduce our future cash flow.

We derive significant revenues from anchor tenants such as Kroger, Publix, Safeway, and Albertsons that occupy more than one center. Our cash flow could be adversely affected by the loss of revenues in the event a major tenant:

•	files for bankruptcy or insolvency;

•	experiences a downturn in its business;

•	materially defaults on its lease;

•	does not renew its leases as they expire; or

•	renews at lower rental rates.

Vacated anchor space, including space owned by the anchor, can reduce rental revenues generated by the shopping center because of the loss of the departed anchor tenant’s customer drawing power. Most anchors have the right to vacate and prevent retenanting by paying rent for the balance of the lease term. If major tenants vacate a property, then other tenants may be entitled to terminate their leases at the property.

Downturns in the retailing industry likely will have a direct impact on our revenues and cash flow.

Our properties consist of grocery-anchored shopping centers. Our performance therefore is linked to economic conditions in the market for retail space generally. The market for retail space has been or could be adversely affected by any of the following:

•	the growth of super-centers, such as those operated by Walmart;

•	weakness in the national, regional and local economies;

•	consequences of any armed conflict involving, or terrorist attack against, the United States;

•	the adverse financial condition of some large retailing companies;

•	the ongoing consolidation in the retail sector;

•	the excess amount of retail space in a number of markets;

•	increasing consumer purchases through catalogues or the Internet;

•	reduction in the demand for tenants, including video rental stores, to occupy our shopping centers as a result of the Internet and e-commerce;

•	the timing and costs associated with property improvements and rentals;

•	changes in taxation and zoning laws; and

•	adverse government regulation.

To the extent that any of these conditions occur, they are likely to impact market rents for retail space and our cash flow.

Unsuccessful development activities could reduce our cash flow.

We actively pursue development activities as opportunities arise. Development activities require various government and other approvals. We may not recover our investment in development projects for which approvals are not received. We incur risks associated with development activities, including:

•	the risk that we may abandon development opportunities and lose our investment in these developments;

•	the risk that construction costs of a project may exceed original estimates, possibly making the project unprofitable;

•	lack of cash flow during the construction period; and

•	the risk that occupancy rates and rents at a completed project will not be sufficient to make the project profitable.

If we sustain material losses due to an unsuccessful development project, our cash flow will be reduced.

We may encounter difficulties in assimilating the First Washington portfolio.

The First Washington portfolio is a large acquisition. Although we own 35% of the portfolio through a joint venture, we will be responsible for managing the entire portfolio once First Washington ends its transitional management and leasing services. Adding 100 properties to the portfolio we manage, which now consists of 388 properties (including properties held through joint ventures) as of June 2, 2005, will require us to hire additional personnel. The purchase agreement did not require us to acquire any First Washington offices, personnel or other infrastructure. We may encounter difficulties in integrating such a large portfolio with our existing systems and personnel, which could result in additional expense and adversely affect our cash flow.

Uninsured loss may adversely affect our cash flow.

We carry comprehensive liability, fire, flood, extended coverage and rental loss insurance for our properties with policy specifications and insured limits customarily carried for similar properties. We believe that the insurance carried on our properties is adequate in accordance with industry standards. There are, however, some types of losses, such as from hurricanes, terrorism, wars or earthquakes, which may be uninsurable, or the cost of insuring against such losses may not be economically justifiable. If an uninsured loss occurs, we could lose both the invested capital in and anticipated revenues from the property, and would still be obligated to repay any recourse mortgage debt on the property. In that event, our cash flow could be reduced.

We face competition from numerous sources.

The ownership of shopping centers is highly fragmented, with less than 10% owned by real estate investment trusts. We face competition from other real estate investment trusts as well as from numerous small owners in the acquisition, ownership and leasing of shopping centers. We compete to develop shopping centers with other real estate investment trusts engaged in development activities as well as with local, regional and national real estate developers.

We compete in the acquisition of properties through proprietary research that identifies opportunities in markets with high barriers to entry and higher-than-average population growth and household income. We seek to maximize rents per square foot by establishing relationships with supermarket chains that are first or second in their markets and leasing non-anchor space in multiple centers to national or regional tenants. We compete to develop properties by applying our proprietary research methods to identify development and leasing opportunities and by pre-leasing a significant portion of a center before beginning construction.

There can be no assurance, however, that other real estate owners or developers will not utilize similar research methods and target the same markets and anchor tenants that we target. These entities may successfully control these markets and tenants to our exclusion. If we cannot successfully compete in our targeted markets, our cash flow may be adversely affected.

Costs of environmental remediation could reduce our cash flow.

Under various federal, state and local laws, an owner or manager of real property may be liable for the costs of removal or remediation of hazardous or toxic substances on the property. These laws often impose liability without regard to whether the owner knew of, or was responsible for, the presence of hazardous or toxic substances. The cost of any required remediation could exceed the value of the property and/or the aggregate assets of the owner.

The presence of, or the failure to properly remediate, hazardous or toxic substances may adversely affect our ability to sell or rent a contaminated property or to borrow using the property as collateral. Any of these developments could reduce cash.

Risk Factors Related to Our Acquisition Structure

We do not have voting control over our joint venture investments, so we are unable to ensure that our objectives will be pursued.

We have invested as a co-venturer or partner in the acquisition or development of properties. These investments involve risks not present in a wholly-owned project. We do not have voting control over the ventures or partnerships. The co-venturer or partner might (1) have interests or goals that are inconsistent with our interests or goals or (2) otherwise impede our objectives. The co-venturer or partner also might become insolvent or bankrupt.

Our partnership structure may limit our flexibility to manage our assets.

We are our general partner’s property-owning vehicle. From time to time, we acquire properties in exchange for limited partnership interests. This acquisition structure may permit limited partners who contribute properties to us to defer some, if not all, of the income tax liability that they would incur if they sold the property.

Properties contributed to us may have unrealized gain attributable to the difference between the fair market value and adjusted tax basis in the properties prior to contribution. As a result, the sale of these properties could cause adverse tax consequences to the limited partners who contributed them.

Generally, we have no obligation to consider the tax consequences of our actions to any limited partner. However, we may acquire properties in the future subject to material restrictions on refinancing or resale designed to minimize the adverse tax consequences to the limited partners who contribute those properties. These restrictions could significantly reduce our flexibility to manage our assets by preventing us from reducing mortgage debt or selling a property when such a transaction might be in our best interest in order to reduce interest costs or dispose of an under-performing property.

Risk Factors Related to Our Degree of Leverage and Capital Structure

Our debt financing may reduce our cash flow.

We do not expect to generate sufficient funds from operations to make balloon principal payments when due on our debt. If we are unable to refinance our debt on acceptable terms, we might be forced (1) to dispose of properties, which might result in losses, or (2) to obtain financing at unfavorable terms. Either could reduce our cash flow. In addition, if we cannot make required mortgage payments, the mortgagee could foreclose on the property securing the mortgage, causing the loss of cash flow from that property to meet obligations. Substantially all of our debt is cross-defaulted, but not cross-collateralized.

Our line of credit imposes covenants which limit our flexibility in obtaining other financing, such as a prohibition on negative pledge agreements.

On June 1, 2005 we incurred $275 million of additional debt to complete the funding of our portion of the joint venture which acquired the First Washington portfolio. As a result, our debt-to-equity ratio and the ratio of our debt-to-total assets has increased. Our lenders have modified our line of credit to increase our debt-to-assets leverage ratio from 0.55 to 1.00 to 0.625 to 1.00 for a period to but excluding the date nine months following the consummation of the acquisition, and to 0.60 to 1.00 thereafter. The line of credit has also been modified to impose limitations on the amount of recourse indebtedness that can be incurred by our unconsolidated affiliates. We intend to reduce our debt ratios through our capital recycling program, in which we sell properties that no longer meet our long-term investment criteria. However, there can be no assurance that we will be able to reduce our debt ratios in accordance with our plan. We could be required to seek an extension for our line of credit modification with our lenders, and a failure to do so could result in an event of default. In addition, the rating agencies could decide to lower our debt ratings.

Our organizational documents do not limit the amount of debt that may be incurred. The degree to which we are leveraged could have important consequences to you, including the following:

•

leverage could affect our ability to obtain additional financing in the future to repay indebtedness or for working capital, capital expenditures, acquisitions, development or other general corporate purposes;

•	leverage could make us more vulnerable to a downturn in our business or the economy generally; and

•	as a result, our leverage could adversely affect our ability to repay the notes.

We depend on external sources of capital, which may not be available.

To qualify as a REIT, our general partner must, among other things, distribute to its stockholders each year at least 90% of its REIT taxable income (excluding any net capital gains). Because of these distribution requirements, it likely will not be able to fund all future capital needs, including capital for acquisitions, with income from operations. We therefore will have to rely on third-party sources of capital, which may or may not be available on favorable terms or at all. Our access to third-party sources of capital depends on a number of things, including the market’s perception of our growth potential and our current and potential future earnings. Moreover, additional debt financing may substantially increase our degree of leverage.

Risk Factors Related to Interest Rates and Subordination of the Notes

Increased interest rates may reduce our cash flow.

We are obligated on floating rate debt. If we do not eliminate our exposure to increases in interest rates through interest rate protection or cap agreements, these increases may reduce cash flow.

Although swap agreements enable us to convert floating rate debt to fixed rate debt and cap agreements enable us to cap our maximum interest rate, they expose us to the risk that the counterparties to these hedge agreements may not perform, which could increase our exposure to rising interest rates If we enter into swap agreements, decreases in interest rates will increase our interest expense as compared to the underlying floating rate debt. This could result in our making payments to unwind these agreements, such as in connection with a prepayment of the floating rate debt. Cap agreements do not protect us from increases up to the capped rate.

Effective Subordination of Notes May Reduce Amounts Available for Payment of Notes

The notes will be unsecured. The holders of secured debt may foreclose on our assets securing our debt, reducing the cash flow from the foreclosed property available for payment of unsecured debt. The holders of secured debt also would have priority over unsecured creditors in the event of our liquidation. The indenture for the notes permits us to enter into additional mortgages and incur secured debt if the conditions specified in the indenture are met. See “Description of the Notes—Covenants”. In the event of our bankruptcy, liquidation or similar proceeding, the holders of secured debt will be entitled to proceed against their collateral, and that collateral will not be available for payment of unsecured debt, including the notes. As a result, the notes will be effectively subordinated to our secured debt and to the claims of the creditors of our subsidiaries and joint ventures

The guarantee of the notes by our general partner is an unsecured obligation of our general partner which:

(1)	ranks equally with our general partner’s other unsecured and unsubordinated debt; and

(2)	would be effectively subordinated to the secured debt of our general partner and to the claims of creditors of our general partner’s subsidiaries or joint ventures.

Risk Factors Related to Actions by Our General Partner

Highly Leveraged Transaction or Change In Control May Adversely Affect Creditworthiness of Notes

The indenture for the notes contains provisions that are intended to protect holders of the notes against adverse effects on the creditworthiness of the notes in the event of a highly leveraged transaction or a significant corporate transaction (such as the acquisition of securities, merger, the sale of assets or otherwise) involving us or our general partner. However, the indenture does not contain provisions which protect holders of notes against adverse effects of a change in control, such as the sale of the stock of our general partner or the election of its directors. There can be no assurance that we or our general partner will not enter into this type of transaction and adversely affect our ability to meet our obligations under the notes or our general partner’s obligation under the guarantee.

Moreover, a significant corporate transaction such as an acquisition which complies with the indenture provisions could adversely affect the creditworthiness of the notes.

Tax-Driven Actions by Our General Partner May Reduce Creditworthiness of Notes

We must rely on our general partner to manage our affairs and business. In addition to the risks described above that relate to us, our general partner is subject to other risks that may affect its financial condition. These risks include adverse consequences if our general partner fails to qualify as a real estate investment trust for federal income tax purposes. Our general partner could cause us to take actions which help maintain its qualification as a real estate investment trust even though these actions may adversely affect the creditworthiness of the notes. For example, our general partner could cause us to incur debt to enable it to fulfill the shareholder distribution requirements necessary to maintain its real estate investment trust qualification. If our general partner fails to qualify as a real estate investment trust, the adverse tax consequences could also reduce its ability to satisfy its obligations under the guarantee.

REGENCY CENTERS, L.P. AND OUR GENERAL PARTNER

Regency Centers, L.P. is a limited partnership which owns, operates and develops retail shopping centers throughout the United States. We are the entity through which Regency Centers Corporation, our general partner, owns and operates its properties. Regency Centers Corporation will unconditionally guarantee the payment of the notes. Regency Centers Corporation is a real estate investment trust whose common stock is traded on the New York Stock Exchange.

USE OF PROCEEDS

The net proceeds from the sale of the notes will be used for general corporate purposes, which may include the repayment of outstanding indebtedness, the expansion and improvement of properties in our portfolio, development costs for new centers and the acquisition of shopping centers as suitable opportunities arise. If we use the net proceeds for another purpose, we will include that information in a prospectus supplement.

CONSOLIDATED RATIOS OF EARNINGS TO FIXED CHARGES

The following table shows our ratio of earnings to fixed charges for the periods indicated:

	For the three months ended March 31,		For the year ended December 31,
	2005	2004	2004	2003	2002	2001	2000
Ratio of earnings to fixed charges(1)	2.2	2.2	2.2	1.9	1.5	1.5	1.5

(1)

The ratios of earnings to combined fixed charges and preferred stock dividends is computed by dividing earnings by the sum of fixed charges and preferred stock dividends. The term “fixed charges” for our company includes the sum of the following: (a) interest expensed and capitalized, (b) amortized premiums, discounts and capitalized expenses related to indebtedness and (c) dividends paid on preferred stock and preferred units. The term “earnings” for our company is the amount resulting from adding (a) income from continuing operations before adjustment for minority interests in consolidated subsidiaries, (b) fixed charges and (c) cash distributed by equity investees; then subtracting from the total of added items (a) capitalized interest, (b) dividends paid on preferred stock and preferred units and (c) equity in income of investments in real estate partnerships.

THE GUARANTOR

The following provides material information with respect to Regency Centers Corporation, our sole general partner and the guarantor of the notes.

Our general partner is a Florida corporation which began operations as a real estate investment trust in 1993 with the completion of its initial public offering. Our general partner owned approximately 98% of our common partnership interests as of March 31, 2005.

Our general partner is also a guarantor of our:

•	$500 million unsecured line of credit,

•	$275 million bridge loan due March 1, 2006,

•	$100 million 7 1/8% notes due July 15, 2005,

•	$50 million 7.75% notes due April 1, 2009,

•	$150 million 8.45% notes due September 1, 2010,

•	$10 million 8.00% notes due December 15, 2010,

•	$220 million 7.95% notes due January 15, 2011,

•	$20 million 7.25% notes due December 12, 2011,

•	$250 million 6.75% notes due January 15, 2012, and

•	$150 million 4.95% notes due April 15, 2014.

DESCRIPTION OF THE NOTES

This prospectus describes general terms of our notes. When we offer to sell a particular series of notes, we will describe the specific terms of those notes in a supplement to this prospectus. We will also indicate in the supplement whether the general terms described in this prospectus apply to a particular series of notes. Accordingly, for a description of the terms of a particular issue of notes, you should read both the applicable prospectus supplement and the following description.

The notes will be issued under an indenture, dated as of December 5, 2001, as amended or supplemented from time to time, among ourselves, our general partner and Wachovia Bank, National Association, as trustee. We have summarized select portions of the indenture below. The summary is not complete. The form of the indenture has been incorporated by reference as an exhibit to the registration statement. You should read the indenture for provisions that may be important to you. In the summary below, we have included references to the section numbers of the indenture so that you can easily locate these provisions. Capitalized terms used in the summary have the meanings specified in the indenture. The indenture is governed by the Trust Indenture Act of 1939, as amended.

General

The notes will be our direct unsecured obligations. We can issue an unlimited amount of notes under the indenture in one or more series. The terms of each series of notes will be established by or pursuant to a resolution of the board of directors of our general partner or as established in the indenture. We may issue notes of one series at different times and we may issue additional notes of a series without the consent of the holders of such series.

The prospectus supplement relating to any series of notes being offered will contain the specific terms of the notes, including, without limitation:

(1)	the title of the notes;

(2)	any limit on the aggregate principal amount of the notes;

(3)	the person to whom interest is payable, if other than the person in whose name the note is registered on the regular record date for interest;

(4)	the date or dates on which the principal of the notes will be payable;

(5)	the rate or rates at which the notes will bear interest, if any, the date or dates from which interest will accrue, the dates on which interest will be payable, the regular record dates for such interest payment dates, and the basis upon which interest will be calculated if other than a 360 day year of twelve 30-day months;

(6)	the place or places where the principal of, premium or interest on such notes will be payable, if other than our office maintained for that purpose in Jacksonville, Florida or the borough of Manhattan in New York;

(7)	the period or periods within which, the price or prices at which and the terms and conditions upon which we may redeem the notes;

(8)	any obligation we have to redeem or purchase the notes under any sinking fund or analogous provision or at the option of a holder of notes, and the dates on which and the price or prices at which we will repurchase notes at the option of holders and other terms and conditions of these repurchase obligations;

(9)	whether the amount of payments of principal of, premium or interest on the notes will be determined by reference to an index, formula or other method and the manner in which these amounts will be determined;

(10)	if other than U.S. dollars, the currency, currencies or currency units in which principal of, premium and interest on the notes will be paid;

(11)	if payments of principal of, premium or interest on the notes will be made in a currency or currency unit other than that in which the notes are stated to be payable, at our election or at the election of holders of notes, the currency or currency units which may be elected, the terms of the election and the manner for determining the amount payable upon an election;

(12)	if other than the principal amount of the notes, the portion of the principal amount of the notes payable upon acceleration of the maturity date;

(13)	if the principal amount payable at the maturity of the notes cannot be determined before maturity, the amount which will be deemed to be the principal amount of such notes before maturity;

(14)	whether the notes will be issued in certificated and/or book-entry form; and

(15)	any other specific terms of the debt securities of that series.

The notes may provide for less than their entire principal amount to be payable upon declaration of acceleration of the maturity thereof. Special federal income tax, accounting and other considerations applicable to these notes will be described in the applicable prospectus supplement.

Denomination, Registration, Transfer and Book-Entry Procedures

Denomination

The notes of any series will be issued in denominations of $1,000 and even multiples of $1,000, unless we describe other denominations in the applicable prospectus supplement. We will only issue the notes in fully registered form, without interest coupons. We will not issue notes in bearer form.

Registration and Transfer

You may transfer or exchange the notes of any series at the office of the trustee. You will not pay service charge for any transfer or exchange of notes, but we may require payment of a sum sufficient to cover any tax or other governmental charge payable in connection with the transfer or exchange. If we designate any transfer agent (in addition to the trustee) in the applicable prospectus supplement, we may at any time change such designation or change the location through which the transfer agent acts, except that we must maintain a transfer agent in each place of payment for the notes. We may at any time designate additional transfer agents for any series of notes.

Book-Entry Procedures

Global Notes. Notes may be represented by one or more notes in global form (a “global note”). Global notes will be deposited upon issuance with the trustee as custodian for The Depository Trust Company (“DTC”), in New York, New York, and registered in the name of DTC or its nominee. Each global note will be credited to the account of a direct or indirect participant in DTC as described below.

Except as set forth below, a global note may be transferred, in whole and not in part, only to another nominee of DTC or to a successor of DTC or its nominee. Beneficial interests in a global note may not be exchanged for notes in certificated form except as described below under “—Exchanges of Book-Entry Notes for Certificated Notes.”

Exchanges of Book-Entry Notes for Certificated Notes. A beneficial interest in a global note may not be exchanged for a note in certificated form unless:

•

DTC notifies us that it is unwilling or unable to continue as depositary for the global note or has ceased to be a clearing agency registered under the Securities Exchange Act of 1934, and in either case we fail to appoint a successor depositary,

•	we, at our option, notify the trustee in writing that we elect to issue the notes in certificated form,

•	an event of default with respect to the notes has occurred and is continuing or

•	other circumstances have occurred that were specified for this purpose in the designation of a series of notes.

In all cases, certificated notes delivered in exchange for any global note will be registered in the names and issued in the denominations requested by the depositary (in accordance with its customary procedures). Any such exchange will be effected through the DWAC System. An adjustment will be made in the records of the note registrar to reflect the decrease in the principal amount of the relevant global note.

Book-Entry Procedures. DTC has indicated that it intends to use the following procedures for book-entry notes. DTC may change these procedures from time to time. We are not responsible for these procedures. You should contact DTC or their participants directly to discuss these matters.

DTC has advised us as follows: DTC is a limited purpose trust company organized under the laws of the State of New York, a member of the Federal Reserve System, a “clearing corporation” within the meaning of the Uniform Commercial Code and a “clearing agency” registered under Section 17A of the Securities Exchange Act of 1934. DTC was created to hold securities for its participants and facilitate the clearance and settlement of securities transactions between participants through electronic book-entry changes in accounts of its participants. These book-entry procedures eliminate the need for physical transfer and delivery of certificates. Participants include securities brokers and dealers, banks, trust companies and clearing corporations and other organizations. Indirect access to the DTC system is available to other entities such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a participant, either directly or indirectly (“indirect participants”).

DTC has advised us that, upon the issuance of a global note under its current practice, DTC credits the respective principal amounts of the beneficial interests represented by the global note to the DTC accounts of the participants through which such interests are to be held. Ownership of beneficial interests in the global notes will be shown on, and the transfer of that ownership will be effected only through, records maintained by DTC or its nominees (for interests of participants) and the records of participants and indirect participants (for interests of persons other than participants).

AS LONG AS DTC, OR ITS NOMINEE, IS THE REGISTERED HOLDER OF A GLOBAL NOTE, DTC OR ITS NOMINEE, AS THE CASE MAY BE, WILL BE CONSIDERED THE SOLE OWNER AND HOLDER

OF THE NOTES REPRESENTED BY THE GLOBAL NOTE FOR ALL PURPOSES UNDER THE INDENTURE AND THE NOTES.

Except in the limited circumstances described above under “—Exchanges of Book-Entry Notes for Certificated Notes”, owners of beneficial interests in a global note may not have any portions of the global note registered in their names, will not receive physical delivery of notes in definitive form and will not be considered the owners or holders of the global note (or any note represented thereby).

The laws of some states require that persons take physical delivery in definitive form of securities that they own. The ability to transfer beneficial interests in a global note to such persons may be limited to that extent. Because DTC can act only on behalf of its participants, which in turn act on behalf of indirect participants and banks, the ability of a person having a beneficial interest in a global note to pledge such interest to persons that do not participate in the DTC system, or take other actions in respect of such interest, may be affected by the lack of a physical certificate.

Payments of the principal of, premium, if any, and interest on global notes will be made to DTC or its nominee as the registered owner of the global note. Neither we, the guarantor, the trustee nor our respective agents will be responsible or liable for maintaining, supervising or reviewing records relating to or payments made on account of beneficial ownership interests in global notes.

We expect that DTC or its nominee, upon receipt of any payment of principal or interest in respect of a global note, will immediately credit participants’ accounts with payments in amounts proportionate to their respective beneficial interests in the global note as shown on the records of DTC or its nominee. We also expect that payments by participants to owners of beneficial interests in the global note held through these participants will be governed by standing instructions and customary practices, as is the case with securities held for the accounts of customers registered in “street name.” Such payment will be the responsibility of the participants.

Interests in a global note will trade in DTC’s settlement system. Secondary market trading activity in these interests will therefore settle in immediately available funds, subject to the rules and procedures of DTC and its participants. Transfers between participants in DTC will be effected in accordance with DTC’s procedures and will be settled in same-day funds.

DTC has advised us that it will take any action permitted to be taken by a holder of notes (including the presentation of notes for exchange as described below) only at the direction of one or more participants to whose DTC account interests in global notes are credited. However, if there is an event of default under the notes, the global notes will be exchanged for notes in certificated form and distributed to DTC’s participants.

Although DTC has agreed to these procedures in order to facilitate transfers of beneficial interests in global notes among participants of DTC, it is under no obligation to perform these procedures, and these procedures may be discontinued at any time. Neither we, the guarantor, the trustee nor our respective agents are responsible for the performance by DTC, its participants or indirect participants of their obligations under the rules and procedures governing their operations.

Optional Redemption

If indicated in the applicable prospectus supplement, we may redeem the notes at any time, at our option, in whole or in part from time to time, at a redemption price equal either to:

•	the sum of (1) the principal amount of the notes being redeemed plus accrued interest to the redemption date and (2) the Make-Whole Amount, if any, with respect to the notes or

•	the redemption price which is established in accordance with the indenture. (§11.1)

We will redeem notes in accordance with the following procedures, unless different procedures are set forth in the applicable prospectus supplement.

If we have given notice of redemption and have provided the funds for the redemption of the notes to be redeemed on the applicable redemption date, the notes being redeemed will cease to bear interest on the redemption date. The only right of the holders of the notes will then be to receive payment of the redemption price. (§11.7)

We will give notice of any optional redemption of any note to holders between 30 and 60 days before the redemption date. The notice of redemption will specify, among other items, the redemption price and the principal amount of the notes held by such holder to be redeemed. (§11.5)

We will notify the trustee at least 60 days before giving notice of redemption (or a shorter period if satisfactory to the trustee) of the principal amount of notes to be redeemed and their redemption date. If less than all of the notes of any series are to be redeemed, the trustee will select, in a manner it deems fair and appropriate, the notes to be redeemed. (§§11.3 and 11.4).

All notes that we redeem in full will be canceled and may not be reissued or resold.

Sinking Fund

If indicated in the applicable prospectus supplement, we may be obligated to make mandatory sinking fund payments on the notes. Each sinking fund payment will be applied to the redemption of the applicable series of notes.

Guarantee

The guarantor will unconditionally guarantee the payment of principal of, premium, if any, and interest on each series of the notes, when the same becomes due and payable, whether at the maturity date, by declaration of acceleration, call for redemption or otherwise. If we default in the payment of the principal of, premium, if any, or interest on the notes, the guarantor will be required promptly to make the payment in full, without any action by the trustee or the holder of any notes.

The guarantee is an unsecured obligation of the guarantor and will be effectively subordinated to mortgage and other secured indebtedness of the guarantor and its subsidiaries. In the event of a guarantor insolvency, a creditor may avoid an intercorporate guarantee in its entirety under federal and state bankruptcy and fraudulent transfer law if the guarantee impaired the guarantor’s financial condition and was given without receiving reasonably equivalent value in return. The indenture limits recovery under the guarantee to the highest amount that would not render the guarantee void against creditors under such laws.

The indenture provides that the guarantor may not, in a single transaction or a series of related transactions, consolidate with or merge into any other person or permit any other person to consolidate with or merge into the guarantor, unless, in addition to other conditions:

(1)	in a transaction in which the guarantor does not survive, the successor entity is organized under the laws of the United States of America or any state thereof or the District of Columbia and unconditionally assumes all of the guarantor’s obligations under the indenture, unless we or another guarantor are the successor entity; and

(2)	immediately before and after giving effect to the transaction and treating any Indebtedness which becomes an obligation of the guarantor or a subsidiary thereof as a result of such transaction as having been incurred by the guarantor or such subsidiary at the time of the transaction, no event of default with respect to the notes of any series shall have occurred and be continuing.

The guarantee will remain in effect until the entire principal of, premium, if any, and interest on the notes of each series has been paid in full or the notes shall have been defeased and discharged as described under “—Defeasance”.

Covenants

The indenture contains, among others, the covenants set forth below. These covenants may be modified by supplemental indenture for any series of notes prior to issuance. You should refer to the definitions beginning on page 17 when reviewing these covenants. When we refer to “Regency Centers” or “we” in this discussion, we mean Regency Centers, L.P.

Limitation on Indebtedness

We will not, and will not permit any Subsidiary to, incur any Indebtedness, if, immediately after giving effect to the incurrence of the additional Indebtedness and the application of the proceeds of this Indebtedness, the aggregate principal amount of all outstanding Indebtedness of Regency Centers and our Subsidiaries on a consolidated basis determined in accordance with GAAP is greater than 60% of the sum of (without duplication):

(1)	Total Assets as of the end of the calendar quarter covered in our annual report on Form 10-K or quarterly report on Form 10-Q, as the case may be, most recently filed with the trustee (or such reports of the guarantor if filed by the guarantor with the trustee in lieu of filing our own reports) prior to the incurrence of such additional Indebtedness; and

(2)	The purchase price of any real estate assets or mortgages receivable acquired and the amount of any securities offering proceeds received (to the extent that the proceeds were not used to acquire real estate assets or mortgages receivable or used to reduce Indebtedness) by Regency Centers or any Subsidiary since the end of the calendar quarter, including those proceeds obtained in connection with the incurrence of the additional Indebtedness. (§10.8)

In addition, neither we nor any Subsidiary may incur any Indebtedness secured by any Encumbrance upon any of our property or that of any Subsidiary if, immediately after giving effect to the incurrence of the additional Indebtedness and the application of the proceeds of such Indebtedness, the aggregate principal amount of all our outstanding Indebtedness and that of our Subsidiaries on a consolidated basis which is secured by any Encumbrance on our property or that of any Subsidiary is greater than 40% of the sum of (without duplication):

(1)	the Total Assets of Regency Centers and our Subsidiaries as of the end of the calendar quarter covered in our annual report on Form 10-K or quarterly report on Form 10-Q, as the case may be, most recently filed with the trustee (or such reports of the guarantor if filed by the guarantor with the trustee in lieu of filing our own reports) prior to the incurrence of the additional Indebtedness; and

(2)	the purchase price of any real estate assets or mortgages receivable acquired and the amount of any securities offering proceeds received (to the extent that the proceeds were not used to acquire real estate assets or mortgages receivable or used to reduce Indebtedness) by us or any Subsidiary since the end of the calendar quarter, including those proceeds obtained in connection with the incurrence of the additional Indebtedness. (§10.8)

We and our Subsidiaries must at all times own Total Unencumbered Assets equal to at least 150% of the aggregate outstanding principal amount of the Unsecured Indebtedness of Regency Centers and our Subsidiaries on a consolidated basis. (§10.8)

We also will not, and will not permit any Subsidiary to, incur any Indebtedness if the ratio of Consolidated Income Available for Debt Service to the Annual Service Charge for the four consecutive fiscal quarters most recently ended before the date on which such additional Indebtedness is to be incurred would have been less than

1.5 to 1, on a pro forma basis, after giving effect to the incurrence of such Indebtedness and to the application of the proceeds of such Indebtedness and calculated on the assumption that:

(1)	such Indebtedness and any other Indebtedness incurred by us or our Subsidiaries since the first day of such four-quarter period and the application of the proceeds of such Indebtedness, including Indebtedness to refinance other Indebtedness, had occurred at the beginning of such period;

(2)	the repayment or retirement of any other Indebtedness by us or our Subsidiaries since the first day of such four-quarter period had been incurred, repaid or retired at the beginning of such period (except that, in making such computation, the amount of Indebtedness under any revolving credit facility will be computed based upon the average daily balance of such Indebtedness during such period);

(3)	in the case of Acquired Indebtedness or Indebtedness incurred in connection with any acquisition since the first day of the four-quarter period, the related acquisition had occurred as of the first day of the period with appropriate adjustments for the acquisition being included in the pro forma calculation; and

(4)	in the case of any acquisition or disposition by us or any Subsidiary of any asset or group of assets since the first day of such four-quarter period, including, without limitation, by merger, stock purchase or sale, or asset purchase or sale, the acquisition or disposition or any related repayment of Indebtedness had occurred as of the first day of such period with appropriate adjustments for the acquisition or disposition being included in the pro forma calculation. (§10.8)

For purposes of the foregoing provisions, Indebtedness is deemed to be “incurred” by Regency Centers or a Subsidiary whenever we or a Subsidiary creates, assumes, guarantees or otherwise becomes liable for such Indebtedness.

Provision of Financial Information

Whether or not we are subject to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 or any successor provision, we will timely file with the Securities and Exchange Commission the annual reports, quarterly reports and other documents which we would have been required to file with the Securities and Exchange Commission if subject to Section 13(a) or 15(d) or any successor provision. If we are not permitted to file these documents with the Securities and Exchange Commission, we will, within 15 days of each required filing date, file with the trustee copies of the annual reports, quarterly reports and other documents which we would have been required to file with the Securities and Exchange Commission and will also supply copies of such documents to any holder or prospective holder upon written request. (§10.10)

Existence

Except as permitted under “—Merger, Consolidation or Sale”, Regency Centers and the guarantor are required to do all things necessary to preserve their respective existence, rights and franchises. However, Regency Centers and the guarantor are not required to preserve any right or franchise if they determine that the preservation thereof is no longer desirable in the conduct of their business and that the loss of such right or franchise is not disadvantageous in any material respect to the holders of the notes. (§10.4)

Maintenance of Properties

We are required to maintain all properties used or useful in the conduct of our business or the business of any Subsidiary in good condition, repair and working order and supplied with all necessary equipment and to make all necessary repairs as, in our judgment, may be necessary so that our business may be properly and advantageously conducted at all times. However, we are not prevented from discontinuing the operation or maintenance of any of our properties if doing so is, in the judgment, desirable in the conduct of our business or the business of any Subsidiary and not disadvantageous in any material respect to the holders of the notes. (§10.5)

Insurance

We and the guarantor are required to, and to cause each of our respective subsidiaries to, keep all of their insurable properties insured against loss or damage with insurers of recognized responsibility, in commercially reasonable amounts and types. (§10.7)

Payment of Taxes and Other Claims

We and the guarantor will be required to pay or discharge, before the same become delinquent, (i) all taxes, assessments and governmental charges levied or imposed upon us, the guarantor or any subsidiary or upon the income, profits or property of us, the guarantor or any subsidiary, and (ii) all lawful claims for labor, materials and supplies which, if unpaid, might by law become a lien upon our property, or that of the guarantor or any subsidiary. However, neither we nor the guarantor will be required to pay or discharge or cause to be paid or discharged any such tax, assessment, charge or claim whose amount, applicability or validity is being contested in good faith by appropriate proceedings. (§10.6)

Merger, Consolidation or Sale

Except as provided below, we may not, in a single transaction or a series of related transactions,

•	consolidate with or merge into any other person or permit any other person to consolidate with or merge into Regency Centers,

•	directly or indirectly, transfer, convey, sell, lease or otherwise dispose of all or substantially all of our assets,

•	acquire, or permit any Subsidiary to acquire Capital Stock or other ownership interests of any other person so that such person becomes a Subsidiary of us and

•

directly or indirectly purchase, lease or otherwise acquire, or permit any Subsidiary to purchase, lease or otherwise acquire all or substantially all of the property and assets of any person as an entirety or any existing business (whether existing as a separate entity, subsidiary, division, unit or otherwise) of any person.

We may enter into a merger, sale or acquisition described above, however, if, in addition to other conditions:

•

in a transaction in which we do not survive or in which we sell, lease or otherwise dispose of all or substantially all of our assets, the successor entity to Regency Centers is organized under the laws of the United States of America or any state thereof or the District of Columbia and expressly assumes by a supplemental indenture all of our obligations under the indenture;

•

immediately before and after giving effect to the transaction and treating any Indebtedness which becomes an obligation of Regency Centers or a Subsidiary as a result of the transaction as having been Incurred by us or such Subsidiary at the time of the transaction, no event of default with respect to the notes of any series, or event that with the passing of time or the giving of notice, or both, would become an event of default with respect to the notes of any series, has occurred and is continuing; and

•

immediately after giving effect to the transaction, our Consolidated Net Worth of Regency Centers (or other successor entity) is equal to or greater than that of Regency Centers immediately prior to the transaction. (§8.1)

Paying Agents

We have initially appointed the trustee, acting through its corporate trust office in Jacksonville, Florida, as paying agent. We may change or terminate any paying agent, or appoint additional paying agents. However, as long as any notes remain outstanding, we must maintain a paying agent and a transfer agent in Jacksonville, Florida, or the Borough of Manhattan, The City of New York. We will cause the trustee to notify the holders of notes, in the manner described under “—Notices” below, of any change or termination of any paying agent and of any changes in the specified offices.

Definitions

Set forth below are the defined terms used in the indenture. You should refer to the indenture for the definition of any other terms used in this prospectus for which no definition is provided. (§1.1)

“Acquired Indebtedness” means Indebtedness of a person (i) existing at the time the person becomes a Subsidiary or (ii) assumed in connection with the acquisition of assets from the person, in each case, other than Indebtedness incurred in connection with, or in contemplation of, the person becoming a Subsidiary or the acquisition. Acquired Indebtedness is deemed to be incurred on the date of the related acquisition of assets from any person or the date the acquired person becomes a Subsidiary.

“Affiliate” of any person means any other person directly or indirectly controlling or controlled by or under direct or indirect common control with such person. For the purposes of this definition, “control,” when used with respect to any person, means the power to direct the management and policies of such person, directly or indirectly, whether through the ownership of voting securities, by contract or otherwise; and the terms “controlling” and “controlled” have meanings correlative to the foregoing.

“Annual Service Charge” for any period means the aggregate interest expense for the period on, and the amortization during the period of any original issue discount of, Indebtedness of Regency Centers and our Subsidiaries and the amount of dividends which are payable during the period on any Disqualified Stock.

“Capital Stock” means, with respect to any person, any capital stock (including preferred stock), shares, interests, participations or other ownership interests (however designated) of the person and any rights (other than debt securities convertible into or exchangeable for corporate stock), warrants or options to purchase any thereof.

“Consolidated Income Available for Debt Service” for any period means Earnings from Operations of Regency Centers and our Subsidiaries plus amounts which have been deducted, and minus amounts which have been added, for the following (without duplication):

•	interest expense on Indebtedness of Regency Centers and our Subsidiaries;

•	provision for taxes of Regency Centers and our Subsidiaries based on income;

•	amortization of debt discount;

•	provisions for gains and losses on properties and property depreciation and amortization;

•	the effect of any noncash charge resulting from a change in accounting principles in determining Earnings from Operations for the period; and

•	amortization of deferred charges.

“Consolidated Net Worth” of any person means the consolidated equity of such person, determined on a consolidated basis in accordance with GAAP, less amounts attributable to Disqualified Stock of such person; provided that, with respect to Regency Centers, adjustments following the date of the indenture to our accounting books and records in accordance with Accounting Principles Board Opinions Nos. 16 and 17 (or successor opinions thereto) or otherwise resulting from the acquisition of control of Regency Centers by another person shall not be given effect.

“Disqualified Stock” means, with respect to any person, any Capital Stock of the person which by the terms of that Capital Stock (or by the terms of any security into which it is convertible or for which it is exchangeable or exercisable), upon the happening of any event or otherwise

•	matures or is mandatorily redeemable, pursuant to a sinking fund obligation or otherwise (other than Capital Stock which is redeemable solely in exchange for common stock),

•

is convertible into or exchangeable or exercisable for Indebtedness or Disqualified Stock or is redeemable at the option of the holder thereof, in whole or in part (other than Capital Stock which is redeemable solely in exchange for Capital Stock which is not Disqualified Stock or the redemption price of which may, at the option of that person, be paid in Capital Stock which is not Disqualified Stock), in each case on or prior to the stated maturity of the notes of the relevant series; provided, however, that equity interests whose holders have (or will have after the expiration of an initial holding period) the right to have such equity interests redeemed for cash in an amount determined by the value of the common stock of the guarantor do not constitute Disqualified Stock.

“Earnings from Operations” for any period means net earnings excluding gains and losses on sales of investments, extraordinary items and property valuation losses, net, as reflected in the financial statements of Regency Centers and our Subsidiaries for the period determined on a consolidated basis in accordance with GAAP.

“Encumbrance” means any mortgage, lien, charge, pledge or security interest of any kind, except any mortgage, lien, charge, pledge or security interest of any kind which secures debt of the guarantor owed to Regency Centers.

“Indebtedness” of Regency Centers or any Subsidiary means any indebtedness of Regency Centers or such Subsidiary, as applicable, whether or not contingent, for

•	borrowed money or indebtedness evidenced by bonds, notes, debentures or similar instruments,

•	borrowed money or indebtedness evidenced by bonds, notes, debentures or similar instruments secured by any Encumbrance existing on property owned by Regency Centers or any Subsidiary,

•

reimbursement obligations in connection with any letters of credit actually issued or amounts representing the balance deferred and unpaid of the purchase price of any property or services, except any such balance that constitutes an accrued expense or trade payable, or all conditional sale obligations or obligations under any title retention agreement,

•	the amount of all obligations of Regency Centers or any Subsidiary for redemption, repayment or other repurchase of any Disqualified Stock and

•	any lease of property by Regency Centers or any Subsidiary as lessee which is reflected on our consolidated balance sheet as a capitalized lease in accordance with GAAP,

to the extent, in the case of items of indebtedness under the first four bullet points above, that any such items (other than letters of credit) would appear as a liability on our consolidated balance sheet in accordance with GAAP, and also includes, to the extent not otherwise included, any obligation of Regency Centers or any Subsidiary to be liable for, or to pay, as obligor, guarantor or otherwise (other than for purposes of collection in the ordinary course of business), Indebtedness of another person (other than Regency Centers or any Subsidiary) (it being understood that Indebtedness shall be deemed to be incurred by us or any Subsidiary whenever we or the Subsidiary creates, assumes, guarantees or otherwise becomes liable in respect thereof).

“Make-Whole Amount” means, in connection with any optional redemption or accelerated payment of any notes, the excess, if any, of

•

the aggregate present value as of the date of such redemption or accelerated payment of each dollar of principal being redeemed or paid and the amount of interest (exclusive of interest accrued to the date of redemption or accelerated payment) that would have been payable in respect of each such dollar if such redemption or accelerated payment had not been made, determining by discounting, on a semi-annual basis, such principal and interest at the Reinvestment Rate (determined on the third Business Day preceding the date such notice of redemption is given or declaration of acceleration is made) from the respective dates on which such principal and interest would have been payable if such redemption or accelerated payment had not been made, over

•	the aggregate principal amount of the notes being redeemed or paid.

“Reinvestment Rate” means the percentage established by Board Resolution (or, in the absence of such Board Resolution, 0.25%) plus the arithmetic mean of the yields under the respective heading “Week Ending” published in the most recent Statistical Release under the caption “Treasury Constant Maturities” for the maturity (rounded to the nearest month) corresponding to the remaining life to maturity, as of the payment date of the principal being redeemed or paid. If no maturity exactly corresponds to such maturity, yields for the two published maturities most closely corresponding to such maturity shall be calculated pursuant to the immediately preceding sentence and the Reinvestment Rate shall be interpolated or extrapolated from such yields on a straight-line basis, rounding in each of such relevant periods to the nearest month. For the purposes of calculating the Reinvestment Rate, the most recent Statistical Release published prior to the date of determination of the Make-Whole Amount shall be used.

“Statistical Release” means the statistical release designated “H.15(519)” or any successor publication which is published weekly by the Federal Reserve System and which establishes yields on actively traded United States government securities adjusted to constant maturities, or, if such statistical release is not published at the time of any determination under the indenture, then such other reasonably comparable index we designate.

“Subsidiary” means a corporation, partnership or other entity a majority of the voting power of the voting equity securities or the outstanding equity interests of which are owned, directly or indirectly, by us or by one or more of our other Subsidiaries. For the purposes of this definition, “voting equity securities” means equity securities having voting power for the election of directors, whether at all times or only so long as no senior class of security has such voting power by reason of any contingency.

“Total Assets” as of any date means the sum of

•	Undepreciated Real Estate Assets and

•	all other assets of Regency Centers and our Subsidiaries on a consolidated basis determined in accordance with GAAP (but excluding intangibles).

“Total Unencumbered Assets” means the sum of

•	those Undepreciated Real Estate Assets not subject to an Encumbrance for borrowed money and

•	all other assets of Regency Centers and our Subsidiaries not subject to an Encumbrance for borrowed money determined in accordance with GAAP (but excluding intangibles).

“Undepreciated Real Estate Assets” as of any date means the cost (original cost plus capital improvements) of real estate assets of Regency Centers and our Subsidiaries on such date, before depreciation and amortization, determined on a consolidated basis in accordance with GAAP.

“Unsecured Indebtedness” means Indebtedness which is (i) not subordinated to any other Indebtedness and (ii) not secured by any Encumbrance upon any of the properties of Regency Centers or any Subsidiary.

Events of Default

Set forth below are events of default with respect to notes of any series under the indenture:

a.	we do not pay principal of or premium on any note of that series when due;

b.	we do not pay any interest on any note of that series within 30 days of the due date;

c.	we fail to comply with the provisions described under “—Merger, Consolidation or Sale”;

d.	we or the guarantor fail to perform any other covenant or agreement under the indenture or the notes (other than a covenant or agreement expressly included in the indenture for the benefit of another series of notes) for 60 days after we receive written notice of the default from the trustee or holders of at least 25% in aggregate principal amount of outstanding notes of that series;

e.	we fail to make any sinking fund payment when due;

f.	we or the guarantor default under the terms of any instrument evidencing or securing Indebtedness having an outstanding principal amount of $10 million individually or in the aggregate, which default results in the acceleration of the payment of such indebtedness or constitutes the failure to pay such indebtedness when due;

g.	we or the guarantor are subject to a final judgment or judgments (not subject to appeal) in excess of $10 million which remains undischarged or unstayed for 60 days after the right to appeal expires;

h.	events of bankruptcy, insolvency or reorganization affecting us or the guarantor occur; or

i.	any other event of default provided with respect to the notes of that series occurs. (§5.1)

Subject to the provisions of the indenture relating to the duties of the trustee, if an event of default occurs and is continuing, the trustee will be under no obligation to exercise any of its rights or powers under the indenture at the request or direction of any of the holders of notes of any series, unless such holders have offered to the trustee reasonable indemnity. (§6.3) Subject to these indemnification provisions, the holders of a majority in aggregate principal amount of the outstanding notes of any series will have the right to direct the time, method and place of conducting any proceeding for any remedy available to the trustee or exercising any trust or power conferred on the trustee with respect to the notes of that series. (§5.12)

If an event of default (other than an event of default described in clause (h) above) occurs and is continuing with respect to the notes of any series outstanding, either the trustee or the holders of at least 25% in aggregate principal amount of the outstanding notes of that series may accelerate the maturity of the notes of that series. However, after such acceleration, but before a judgment or decree based on acceleration, the holders of a majority in aggregate principal amount of outstanding notes of that series may rescind and annul such acceleration if all events of default, other than the non-payment of accelerated principal, have been cured or waived as provided and all expenses of the trustee are paid. If an event of default specified in clause (h) above occurs with respect to the notes of any series, the outstanding notes of that series will become immediately due and payable without any declaration or other act on the part of the trustee or any holder. (§5.2) For information as to waiver of defaults, see “—Modification and Waiver”.

No holder of any note of any series will have the right to institute any proceeding with respect to the indenture or for any remedy thereunder, unless

•	the holder has previously given to the trustee written notice of a continuing event of default with respect to the notes of that series;

•

holders of at least 25% in aggregate principal amount of the outstanding notes of that series have made written request, and offered reasonable indemnity, to the trustee to institute such proceeding as trustee;

•	the trustee has not received from the holders of a majority in aggregate principal amount of the outstanding notes of that series a direction inconsistent with such request; and

•	the trustee has failed to institute such proceeding within 60 days. (§5.7)

However, these limitations do not apply to a suit instituted by a holder of a note for enforcement of payment of the principal of and premium, if any, or interest on the note on or after the due dates expressed in the note. (§5.8)

We must furnish to the trustee quarterly a statement as to our performance of our obligations under the indenture and as to any default in such performance. (§10.11)

Satisfaction and Discharge of the Indenture

The indenture will cease to be of further effect as to all outstanding notes, except as to (1) rights of registration of transfer and exchange and our right of optional redemption, (2) substitution of apparently mutilated, defaced, destroyed, lost or stolen notes, (3) rights of holders to receive payment of principal and interest on the notes, (4) rights, obligations and immunities of the trustee under the indenture and (5) rights of the holders of the notes as beneficiaries of the indenture with respect to any property deposited with the trustee payable to all or any of them, if

•	we have paid the principal of and interest on the notes when due; or

•	all outstanding notes, except lost, stolen or destroyed notes which have been replaced or paid, have been delivered to the trustee for cancellation.

Defeasance

The indenture provides that, at our option, if we irrevocably deposit with the trustee, in trust, money and/or U.S. government obligations which will provide money in an amount sufficient in the opinion of a nationally recognized firm of independent certified public accountants to pay the principal of and premium, if any, and each installment of interest on the notes,

(a)	we will be discharged from all obligations in respect of any notes or

(b)	we may omit to comply with restrictive covenants and such omission will not be an event of default under the indenture and the notes.

If we elect to omit to comply with restrictive covenants, the obligations under the indenture other than with respect to such covenants and the events of default other than the events of default relating to such covenants will remain in full force and effect.

Such trust may only be established if, among other things:

(1)	with respect to clause (a), we have received from, or there has been published by, the Internal Revenue Service a ruling or there has been a change in law, which in the opinion of counsel provides that holders of such notes will not recognize gain or loss for federal income tax purposes as a result of such deposit, defeasance and discharge and will be subject to Federal income tax on the same amount, in the same manner and at the same times as would have been the case if such deposit, defeasance and discharge had not occurred; or, with respect to clause (b), we have delivered to the trustee an opinion of counsel to the effect that the holders of such notes will not recognize gain or loss for Federal income tax purposes as a result of the deposit and defeasance and will be subject to Federal income tax on the same amount, in the same manner and at the same times as would have been the case if the deposit and defeasance had not occurred;

(2)	no event of default or event that with the passing of time or the giving of notice, or both, would become an event of default with respect to any series has occurred or is continuing;

(3)	we have delivered to the trustee an opinion of counsel to the effect that the deposit will not cause the trustee or the trust so created to be subject to the Investment Company Act of 1940; and

(4)	other customary conditions precedent are satisfied. (Article Thirteen)

Modification and Waiver

We may amend the indenture with the consent of the holders of a majority in aggregate principal amount of the outstanding notes of each series affected by the amendment. However, no amendment may, without the consent of the holder of each outstanding note affected,

•	change the stated maturity of the principal of, or any installment of principal or interest on, any note,

•	reduce the principal amount of, the premium or interest on, or the amount payable upon redemption of any note,

•	change the place or currency of payment of principal of, or premium or interest on, any note,

•	impair the right to institute suit for the enforcement of any note,

•	reduce the percentage of outstanding notes necessary to amend the indenture,

•	reduce the percentage of outstanding notes necessary for waiver of compliance with the indenture or for waiver of defaults, or

•	modify any provisions of the indenture relating to the amendment of the indenture or the waiver of past defaults or covenants, except as otherwise specified. (§9.2)

We may also amend the indenture without the consent of any holders of notes to

•	reflect a successor to us or to the guarantor which is assuming our obligations,

•	add to our covenants for the benefit of the holders of any series of notes,

•	add additional events of default for the benefit of any series of notes,

•

change provisions of the indenture to the extent necessary to permit the issuance of notes in bearer or uncertificated form, registrable or not registrable as to principal, and with or without interest coupons,

•	change any provisions of the indenture so long as such change does not apply to notes outstanding at the time of the change,

•	establish the form or terms of any series of notes,

•	reflect a successor trustee or add provisions necessary for the administration of the indenture by more than one trustee,

•	secure the notes,

•	maintain the qualification of the indenture under the Trust Indenture Act, or

•	correct any ambiguous, defective or inconsistent provision of the indenture so long as such correction does not adversely affect holders of any notes in any material respect.

A supplemental indenture which changes or eliminates any covenant or other provision of the indenture which was expressly included in the indenture solely for the benefit of a particular series of notes will be deemed not to affect the rights under the indenture of the holders of notes of any other series.

The holders of a majority in aggregate principal amount of the outstanding notes of each series, on behalf of all holders of notes of such series, may waive our compliance with restrictive provisions of the indenture. (§10.12) Subject to rights of the trustee, the holders of a majority in aggregate principal amount of the outstanding notes of any series, on behalf of all holders of notes of such series, may waive any past default under the indenture, except a default in the payment of principal, premium or interest on any notes of such series. (§5.13)

Notices

The trustee will cause all notices to the holders of the notes to be mailed by first class mail, postage prepaid to the address of each holder as it appears in the register of notes. Any notice so mailed will be conclusively presumed to have been received by the holders of the notes.

PROSPECTIVE PURCHASERS SHOULD NOTE THAT UNDER NORMAL CIRCUMSTANCES DTC WILL BE THE ONLY “HOLDER” OF THE NOTES. See “—Denomination, Registration, Transfer and Book-Entry Procedures”.

Governing Law

The indenture and the notes are governed by the laws of the State of New York.

The Trustee

Except during the continuance of an event of default, the trustee will perform only the duties that are specifically set forth in the indenture. During the existence of an event of default, the trustee will exercise the rights and powers vested in it under the indenture and use the same degree of care and skill as a prudent person would exercise under the circumstances in the conduct of such person’s own affairs. (§§6.1 and 6.3)

The indenture and provisions of the Trust Indenture Act of 1939 incorporated by reference in the indenture limit the rights of the trustee, should it become our creditor, to obtain payment of claims in cases or to realize on property received as security for any such claim or otherwise. The trustee is permitted to engage in other transactions with us or any affiliate. However, if it acquires any conflicting interest (as defined in the indenture or in the Trust Indenture Act of 1939), it must eliminate the conflict or resign. (§6.8)

Subordination

We will describe the terms and conditions, if any, upon which the notes are subordinated to our other indebtedness in the applicable prospectus supplement. These terms will include a description of the indebtedness ranking senior to such notes, the restrictions on payments to the holders of such notes while a default under such senior indebtedness is continuing, the restrictions, if any, on payments to the holders of such notes following an event of default and provisions requiring holders of such notes to remit payments to holders of senior indebtedness.

PLAN OF DISTRIBUTION

We may sell the notes through underwriters or dealers, directly to one or more purchasers, or through agents. We will describe in the applicable prospectus supplement the terms of the offering of the notes, including the name or names of any underwriters, dealers or agents, the purchase price of the notes and the proceeds to us from such sale, any delayed delivery arrangements, any underwriting discounts and other items constituting underwriters’ compensation, the initial public offering price, any discounts or concessions allowed or reallowed or paid to dealers, and any securities exchanges on which the notes may be listed.

If underwriters are used in the sale of the notes, underwriters may acquire the notes for their own account and may resell the notes from time to time in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale. The notes may be offered to the public either through underwriting syndicates represented by one or more managing underwriters or directly by one or more firms acting as underwriters. We will name the underwriters for a particular underwritten offering of notes in the prospectus supplement relating to the offering, and if an underwriting syndicate is used, we will set forth the managing underwriter or underwriters on the cover of the prospectus supplement. Unless otherwise set forth in the prospectus supplement, the obligations of the underwriters or agents to purchase the notes will be subject to conditions, and the underwriters will be obligated to purchase all the notes if any are purchased. The initial public offering price and any discounts or concessions allowed or reallowed or paid to dealers may be changed from time to time.

If we utilize dealers in the sale of notes, we will sell the notes to the dealers as principals. The dealers may then resell the notes to the public at varying prices to be determined by the dealers at the time of resale. We will set forth the names of the dealers and the terms of the transaction in the applicable prospectus supplement.

We may sell notes directly or through agents which we designate from time to time, at fixed prices, which may be changed, or at varying prices determined at the time of sale. We will set forth the names of any agent involved in the offer or sale of the notes and any commissions payable by us to the agent in the applicable prospectus supplement. Unless otherwise indicated in the prospectus supplement, any agent will act on a best efforts basis for the period of its appointment.

In connection with the sale of the notes, underwriters or agents may receive compensation from us or from purchasers of notes for whom they may act as agents, in the form of discounts, concessions or commissions. Underwriters, agents and dealers participating in the distribution of the notes may be deemed to be underwriters, and any discounts or commissions received by them and any profit on the resale of the notes by them may be deemed to be underwriting discounts or commissions under the Securities Act of 1933.

If so indicated in the prospectus supplement, we will authorize agents, underwriters, or dealers to solicit offers from some types of institutions to purchase notes at the public offering price set forth in the prospectus supplement pursuant to delayed delivery contracts providing for payment and delivery on a specified date in the future. Such contracts will be subject only to those conditions set forth in the prospectus supplement, and the prospectus supplement will set forth the commission payable for solicitation of such contracts.

Agents, dealers, and underwriters may be entitled under agreements with us to indemnification by us against civil liabilities, including liabilities under the Securities Act of 1933, or to contribution with respect to payments that such agents, dealers or underwriters may be required to make. Agents, dealers and underwriters may be customers of, engage in transactions with, or perform services for us in the ordinary course of business.

The notes may or may not be listed on a national securities exchange.

No assurances can be given that there will be a market for the notes.

CERTAIN FEDERAL INCOME TAX CONSIDERATIONS

The following is a general summary of the material United States federal income tax considerations applicable to the notes as well as a general summary of the material federal income tax considerations regarding our general partner, Regency Centers Corporation. To the extent that the following discussion constitutes matters of law or legal conclusions, they are based upon the opinions of Foley & Lardner LLP. This summary is based on current law, is for general information only and is not tax advice. This discussion deals only with notes held as capital assets by initial purchasers. This discussion does not purport to deal with all aspects of taxation that may be relevant to particular investors in light of their personal investment or tax circumstances, or to types of holders subject to special treatment under the federal income tax laws, including insurance companies, tax-exempt organizations, financial institutions or broker-dealers, traders in securities who elect mark-to-market treatment, persons who own notes as part of a conversion transaction, as part of a hedging transaction or as a position in a straddle for tax purposes, persons whose functional currency is not the United States dollar, and persons who own 10% or more of the capital or profits interests in Regency Centers. This summary does not give a detailed discussion of any state, local, or foreign tax considerations. This summary is qualified in its entirety by the applicable provisions of the Internal Revenue Code of 1986, as amended (the “Code”), the rules and regulations promulgated thereunder, and administrative and judicial interpretations thereof, all as of the date hereof and all of which are subject to change (which change may apply retroactively).

As used in this section, the term “Regency” refers to Regency Centers Corporation and all qualified subsidiaries (a wholly-owned subsidiary which is not treated as a separate entity for federal income tax purposes) but excludes Regency Realty Group, Inc. and its subsidiaries (the “Management Company”) (which are treated as separate entities for federal income tax purposes, although their results are consolidated with those of Regency for financial reporting purposes).

United States Holders

For purposes of this discussion, the term “United States holder” means a beneficial owner of a note that for United States federal income tax purposes is (i) a citizen or resident of the United States; (ii) a corporation or association taxable as a corporation that was created or organized in or under the laws of the United States, any State or the District of Columbia; (iii) an estate the income of which is subject to United States federal income taxation regardless of its source; or (iv) a trust if a court within the United States is able to exercise primary supervision of its administration and one or more United States persons have the authority to control all of its substantial decisions.

Payments of Interest

In the opinion of Foley & Lardner LLP, interest on a note will be taxable to a United States holder as ordinary income at the time it is received or accrued, depending on the holder’s method of accounting for tax purposes.

Market Discount

A United States holder who purchases a note for an amount that is less than its stated principal amount will be treated as having purchased the note with “market discount” unless the discount is less than a specified de minimis amount. Under the market discount rules, a United States holder generally will be required to treat any gain realized on the sale, retirement or other disposition of a note as ordinary income to the extent of any accrued market discount which has not previously been included in income. For this purpose, market discount will be considered to accrue ratably during the period from the date of the United States holder’s acquisition of the note to the maturity date of the note, unless the United States holder has made an election to accrue market discount on a constant yield basis. A United States holder may be required to defer the deduction of all or a portion of the interest paid or accrued on any indebtedness incurred or maintained to purchase or carry a note with market discount until the maturity date of the note or certain earlier dispositions.

A United States holder may elect to include market discount income in income currently as it accrues (on either a ratable or constant yield basis), in which case the rules described above regarding (1) the treatment as ordinary income of gain upon the disposition of the note and (2) the deferral of interest deductions will not apply. Generally, currently included market discount is treated as ordinary interest income for federal income tax purposes. An election to include market discount in income as it accrues will apply to all debt instruments with market discount acquired by the United States holder on or after the first day of the taxable year to which the election applies and may be revoked only with the consent of the Internal Revenue Service (“IRS”).

Amortizable Bond Premium

A United States holder who purchases a note for an amount that is greater than the sum of all remaining payments on the note (other than stated interest) will be treated as having purchased the note with “amortizable bond premium” equal in amount to such excess. A United States holder may elect to amortize this premium using a constant yield method over the remaining term of the note and may offset interest otherwise required to be included in income in respect of the note by the amortized amount of the premium for the taxable year. An election to amortize bond premium applies to all taxable debt obligations then owned and thereafter acquired by the United States holder on or after the first day of the taxable year to which the election applies, and may be revoked only with the consent of the IRS.

Purchase, Sale and Retirement of the Notes

In the opinion of Foley & Lardner LLP, upon the sale or retirement of a note, a United States holder will generally recognize taxable gain or loss equal to the difference between the amount realized on the sale or retirement (other than amounts representing accrued and unpaid interest) and the United States holder’s adjusted tax basis in the note. A United States holder’s adjusted tax basis in a note will generally equal the United States holder’s initial investment in the note, increased by any accrued market discount (if the United States holder has included such market discount in income), and decreased by any amortizable bond premium taken with respect to the note. Subject to the market discount rules discussed above, any gain or loss recognized generally will be capital gain or loss. The maximum long-term capital gain rate for non-corporate taxpayers was reduced to 15% through 2008 by the Jobs and Growth Tax Relief Reconciliation Act of 2003.

Information Reporting and Backup Withholding

Information returns may be filed with the IRS in connection with payments on the notes and the proceeds from a sale, exchange or other disposition of notes. A backup withholding tax (at a current rate of 28%) will apply to these amounts only if a United States holder, who is not otherwise exempt from backup withholding, fails to furnish its taxpayer identification number within a reasonable time after it is requested, furnishes an incorrect taxpayer identification number, fails to report properly interest or dividend income to the IRS, or fails under certain circumstances to provide a certification under penalties of perjury that the taxpayer identification number provided is correct and that the holder is not subject to backup withholding. The amount of any backup withholding from a payment to a United States holder of a note will be allowed as a credit against the U.S. holder’s federal income tax liability and may entitle the holder to a refund, provided that the required information is furnished to the IRS in a timely manner.

United States Alien Holders

For purposes of this discussion, a “United States Alien holder” is any holder of a note who is (i) a nonresident alien individual or (ii) a foreign corporation, partnership or estate or trust, in either case not subject to United States federal income tax on a net income basis in respect of income or gain from a note.

In the opinion of Foley & Lardner LLP, under present United States federal income and estate tax law, and subject to the discussion of backup withholding below:

(1)	payments of interest by Regency Centers or any of its paying agents to any holder of a note that is a United States Alien holder will not be subject to United States federal withholding tax if (a) the beneficial owner of the note does not actually or constructively own 10% or more of the capital or profits interest of Regency Centers, (b) the beneficial owner of the note is not a controlled foreign corporation that is related to Regency Centers within the meaning of Section 881(c)(3)(C) of the Code, (c) the United States Alien holder is not a bank described in Section 881(c)(3)(A) of the Internal Revenue Code and (d) either (1) the United States Alien holder provides its name and address on an IRS Form W-8BEN (or suitable substitute form) and certifies, under penalties of perjury, that it is not a United States holder or (2) the United States Alien holder holds its notes through certain intermediaries and it satisfies the certification requirements of applicable regulations. If a change in circumstances makes any information on such documentation incorrect, then the United States Alien holder must report the change within 30 days and provide new documentation. If the United States Alien holder cannot satisfy the requirements set forth above, payments of interest made to the United States Alien holder will be subject to U.S. federal withholding tax at a 30% rate, unless the United States Alien holder provides a properly executed (1) IRS Form W-8BEN (or suitable substitute form) claiming an exemption from or reduction in the rate of withholding under an applicable tax treaty or (2) IRS Form W-8ECI (or suitable substitute form) stating that interest paid on the notes is effectively connected with a trade or business carried on by the United States Alien holder in the United States (in which case the United States Alien holder generally will be subject to the tax consequences described below);

(2)	a United States Alien holder will not be subject to United States federal income tax on any gain realized from the sale or retirement of the unless the gain is effectively connected with a trade or business that the United States Alien holder conducts in the United States or the United States Alien holder is an individual, is present in the United States for at least 183 days during the year in which the notes are sold or retired, and certain other conditions are satisfied. If a United States Alien holder holds notes in connection with a trade or business that is conducted in the United States, any interest or market discount, and any gain from a taxable disposition of notes, will be subject to United States federal income tax as if the United States Alien holder were a United States holder, and a corporate United States Alien holder may be subject to the “branch profits tax” (at a 30% rate or a lower rate or exemption as may be specified by an applicable tax treaty) on its earnings that are effectively connected with the holder’s U.S. trade or business; and

(3)	a note held by an individual who at death is not a citizen or resident of the United States will not be includable in the individual’s gross estate for purposes of the United States federal estate tax as a result of the individual’s death if (a) the individual did not actually or constructively own 10% or more of the capital or profits interest of Regency Centers and (b) the income on the note would not have been effectively connected with a United States trade or business of the individual at the individual’s death.

Information Reporting and Backup Withholding

Information reporting to the IRS on Form 1042-S generally will apply to a payment of interest on a note that can be reliably associated with certain documentation provided by a United States Alien holder (such as an IRS Form W-8BEN). Information reporting with respect to interest paid to a United States Alien holder generally does not apply, however, if the United States Alien holder holds notes directly through a qualified intermediary and required procedures are satisfied. Backup withholding generally will not apply to payments of interest to a United States Alien holder if the requirements for a withholding tax exemption described above are satisfied.

Information reporting requirements and backup withholding will not apply to any payment of the proceeds of the sale of notes effected outside the United States by a foreign office of a “broker” (as defined in applicable regulations), unless the broker is a United States person or has certain connections to the United States. Payment of the proceeds of any such sale effected outside the United States by a foreign office of a broker described in the preceding sentence will not be subject to backup withholding, but will be subject to information reporting requirements, unless the broker has documentary evidence in its records that the beneficial owner of the note is a United States Alien holder and certain other conditions are met or the United States Alien holder otherwise establishes an exemption. Payment of the proceeds of any such sale to or through the United States office of a broker will be subject to information reporting and backup withholding unless the beneficial owner of the note provides an IRS Form W-8BEN (or suitable substitute form) or otherwise establishes an exemption.

Tax Considerations Regarding Regency

Regency made an election to be taxed as a real estate investment trust (“REIT”) under Sections 856 through 860 of the Code commencing with its taxable year ended December 31, 1993.

Regency believes that it has been organized and operated in such a manner as to qualify for taxation as a REIT under the Code for such taxable year and all subsequent taxable years to date, and Regency intends to continue to operate in such a manner in the future. However, no assurance can be given that Regency will operate in a manner so as to qualify or remain qualified as a REIT.

The following sets forth only a summary of the material aspects of the Code sections that govern the federal income tax treatment of a REIT and its shareholders.

A REIT is defined in the Code as a corporation, trust or association:

(1)	which is managed by one or more trustees or directors;

(2)	the beneficial ownership of which is evidenced by transferable shares or by transferable certificates of beneficial interest;

(3)	which would be taxable as a domestic corporation, but for Sections 856 through 859 of the Code;

(4)	which is neither a financial institution nor an insurance company subject to provisions of the Code;

(5)	the beneficial ownership of which is held by 100 or more persons (determined without reference to any rules of attribution);

(6)	not more than 50% in value of the outstanding stock of which is owned during the last half of each taxable year, directly or indirectly, by or for “five or fewer” individuals (as defined in the Code to include certain entities);

(7)	which meets income and asset tests; and

(8)	which makes an election to be a REIT for the current taxable year or has made such an election for a previous taxable year which has not been terminated or revoked.

Conditions (1) to (4), inclusive, must be met during the entire taxable year and condition (5) must be met during at least 335 days of a taxable year of 12 months, or during a proportionate part of a taxable year of less than 12 months.

Qualification as a REIT

It is the opinion of Foley & Lardner LLP that (1) Regency has qualified as a REIT for its taxable years beginning with the taxable year ended December 31, 1993; (2) Regency has been organized in conformity with the requirements for qualification and taxation as a REIT and (3) Regency’s method of operation has enabled it and will continue to enable it to meet the requirements for qualification and taxation as a REIT under the Code. It must be emphasized that this opinion is based on various assumptions and is conditioned upon representations made by Regency as to factual matters including, but not limited to, those concerning its business and properties, and matters relating to Regency’s manner of operation. Foley & Lardner LLP is not aware of any facts or circumstances that are inconsistent with these factual representations and assumptions. The qualification and taxation as a REIT depends upon Regency’s’ ability to meet, through actual annual operating results, the various income, asset, distribution, stock ownership and other tests for qualification as a REIT set forth in the Code, the results of which will not be reviewed by nor be under the control of Foley & Lardner LLP. Accordingly, no assurance can be given that the actual results of Regency’s’ operation for any particular taxable year will satisfy the requirements under the Code for qualification and taxation as a REIT. For a discussion of the tax consequences of failure to qualify as a real estate investment trust, see “—Failure to Qualify.”

Taxation of Regency

As a REIT, Regency generally is not subject to federal corporate income tax on its net income that is currently distributed to shareholders. This treatment substantially eliminates the “double taxation” (at the corporate and shareholder levels) that generally results from an investment in a corporation. However, Regency will be subject to federal income tax in the following circumstances.

•	Regency will be taxed at regular corporate rates on any undistributed REIT taxable income, including undistributed net capital gains.

•	Under certain circumstances, Regency may be subject to the “corporate alternative minimum tax” on its items of tax preference which it does not distribute or allocate to its shareholders.

•

If Regency has (i) net income from the sale or other disposition of “foreclosure property” (which is, in general, property acquired by Regency by foreclosure or otherwise on default of a loan secured by the property) which is held primarily for sale to customers in the ordinary course of business or (ii) other non-qualifying net income from foreclosure property, it will be subject to tax on such income at the highest corporate rate.

•

If Regency has net income from “prohibited transactions” (which are, in general, sales or other dispositions of property held primarily for sale to customers in the ordinary course of business other than foreclosure property), such income will be subject to a 100% tax.

•

If Regency should fail to satisfy certain gross income tests which require that at least 75% of the REIT’s gross income (excluding gross income from prohibited transactions) for each taxable year must be derived directly or indirectly from investments relating to real property or mortgages on real property (including “rents from real property” and, in certain circumstances, interest) or from certain types of temporary investments and at least 95% of the REIT’s gross income (excluding gross income from prohibited transactions and certain real estate liability hedges) for each taxable year must be derived from such real property investments described above, and from dividends, interest and gain from the sale or disposition of stock or securities, or from any combination of the foregoing, and has nonetheless maintained its qualification as a REIT because other requirements have been met, it will be subject to a 100% tax on the net income attributable to the greater of the amount by which Regency fails the 75% or 95% test, multiplied by a fraction intended to reflect Regency’ profitability.

•	If Regency should fail to distribute during each calendar year at least the sum of

(i)	85% of its REIT ordinary income for such year,

(ii)	95% of its REIT capital gain net income for such year, and

(iii)	any undistributed taxable income from prior years, it will be subject to a 4% excise tax on the excess of such required distribution over the amounts actually distributed.

•

Beginning with Regency’s 2005 taxable year, if Regency fails, in more than a de minimis fashion, to satisfy one or more of the asset tests applicable to REITs for any quarter of a taxable year, but nonetheless continue to qualify as a REIT because Regency qualifies under certain relief provisions, Regency may be required to pay a tax of the greater of $50,000 or a tax computed at the highest corporate rate on the amount of net income generated by the assets causing the failure from the date of failure until the assets are disposed of or Regency otherwise returns to compliance with the asset test.

•

Beginning with Regency’s 2005 taxable year, if Regency fails to satisfy one or more of the requirements for REIT qualification (other than the income tests or the asset tests), Regency nevertheless may avoid termination of its REIT’s election in such year if the failure is due to reasonable cause and not due to willful neglect, but Regency would also be required to pay a penalty of $50,000 for each failure to satisfy the REIT qualification requirements.

•

If Regency acquires any asset from a C corporation (i.e., generally a corporation subject to full corporate-level tax) in a transaction in which the basis of the asset in Regency’ hands is determined by reference to the basis of the asset (or any other property) in the hands of the C corporation (“carry-over basis”), and Regency recognizes gain on the disposition of such asset during the ten year period beginning on the date on which such asset was acquired by Regency, then, to the extent of the built-in gain, such gain will be subject to tax at the highest regular corporate rate. The rule described above with respect to the recognition of “built-in gain” will apply assuming that an election is not made pursuant to Section 1.337(d)-7 of the Treasury Regulations to treat the asset as having been sold by the C corporation for fair market value immediately before the acquisition by the Company.

In addition, the Management Company is taxed on its income at regular corporate rates.

Failure to Qualify

If Regency fails to qualify for taxation as a REIT in any taxable year, and the relief provisions do not apply, Regency will be subject to tax (including any applicable corporate alternative minimum tax) on its taxable income at regular corporate rates. Distributions to shareholders in any year in which Regency fails to qualify will not be deductible by Regency nor will they be required to be made. Unless entitled to relief under specific statutory provisions, Regency will also be disqualified from taxation as a REIT for the four taxable years following the year during which qualification was lost. It is not possible to state whether Regency would be entitled to such statutory relief.

ERISA CONSIDERATIONS

The following is a summary of material considerations arising under the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), and the prohibited transactions provisions of Section 4975 of the Code that may be relevant to a prospective purchaser. This discussion does not purport to deal with all aspects of ERISA or Section 4975 of the Code that may be relevant to particular investors in light of their particular circumstances, including plans subject to Title I of ERISA, other retirement plans and Individual Retirement Accounts (“IRAs”) subject to the prohibited transaction provisions of Section 4975 of the Code, and governmental plans or church plans that are exempt from ERISA and Section 4975 of the Code but that may be subject to the prohibited transaction provisions of Section 503 of the Code and to state law requirements.

A FIDUCIARY MAKING THE DECISION TO INVEST IN SECURITIES ON BEHALF OF A PROSPECTIVE PURCHASER THAT IS AN EMPLOYEE BENEFIT PLAN, A TAX QUALIFIED RETIREMENT PLAN, OR AN IRA IS ADVISED TO CONSULT ITS OWN LEGAL ADVISOR REGARDING THE SPECIFIC CONSIDERATIONS ARISING UNDER ERISA, SECTIONS 4975 AND 503 OF THE CODE AND STATE LAW WITH RESPECT TO THE PURCHASE, OWNERSHIP OR SALE OF THE SECURITIES BY SUCH PLAN OR IRA.

Employee Benefit Plans, Tax Qualified Retirement Plans and IRAs

Each fiduciary of a pension, profit sharing or other employee benefit plan subject to Title I of ERISA should carefully consider whether an investment in the notes is consistent with its fiduciary responsibilities under ERISA. The fiduciary must make its own determination as to whether an investment in the notes:

•	is permissible under the documents governing the ERISA plan,

•

is appropriate for the ERISA plan under the general fiduciary standards of investment prudence and diversification, taking into account the overall investment policy of the ERISA plan and the composition of the ERISA plan’s investment portfolio, and

•	would result in a nonexempt prohibited transaction under ERISA and the Code.

The fiduciary of an IRA or of a qualified retirement plan not subject to Title I of ERISA because it is a governmental or church plan or because it does not cover common law employees should consider that such an IRA or non-ERISA plan may only make investments that are authorized by the appropriate governing documents and under applicable state law. The fiduciary should also consider the applicable prohibited transaction rules of Sections 4975 and 503 of the Code.

LEGAL MATTERS

The validity of the notes to which this prospectus relates and certain tax matters described under “Certain Federal Income Tax Considerations” and “ERISA Considerations” will be passed upon for us by Foley & Lardner LLP, Jacksonville, Florida. Attorneys with Foley & Lardner LLP representing us with respect to this offering beneficially owned approximately 6,850 shares of our general partner’s common stock as of the date of this prospectus.

EXPERTS

The consolidated financial statements and schedule of Regency Centers, L.P. as of December 31, 2004 and 2003, and for each of the years in the three-year period ended December 31, 2004, and management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2004 and the consolidated financial statements and schedule of Regency Centers Corporation as of December 31, 2004 and 2003, and for each of the years in the three-year period ended December 31, 2004, and management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2004 have been incorporated by reference herein and in the registration statement in reliance upon the reports of KPMG LLP, independent registered public accounting firm, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

$

REGENCY CENTERS, L.P.

            % Notes due 2017

Guaranteed as to the Payment of Principal

and Interest by REGENCY CENTERS CORPORATION

PROSPECTUS SUPPLEMENT

                 , 2007

(To Prospectus dated July 25, 2005)

JPMorgan

Wachovia Securities